EXHIBIT 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Health Grid Holding Company,

The Persons listed on Schedule 1.1 who execute a Joinder to this Agreement,

The Representative,

Allscripts Healthcare, LLC

and

FollowMyHealth Merger Sub, Inc.

Dated April 27, 2018

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Article 1	THE MERGER
1.1	Basic Transaction1
1.2	Effective Time1
1.3	Effect of the Merger2
1.4	Certificate of Incorporation; Bylaws2
1.5	Directors and Officers2
1.6	Effect on Stock, Warrants and Options2
1.7	Estimated Cash Payment4
1.8	Payment and Delivery of the Aggregate Merger Consideration4
1.9	Cash Payment Determination6
1.10	Calculation of Earn-Out Payments8
1.11	Determination of Earn-Out Payments9
1.12	Management of the Post-Closing Company Business10
1.13	Calculations11
1.14	Stockholder Payments11
1.15	Closing11
Article 2	REPRESENTATIONS AND WARRANTIES CONCERNING TRANSACTION
2.1	Representations and Warranties of Stockholders11
2.2	Representations and Warranties of Buyer and Merger Sub13
Article 3	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
3.1	Organization, Qualification, and Power15
3.2	Authorization of Transaction15
3.3	Capitalization and Subsidiaries15
3.4	Non-contravention16
3.5	Brokers’ Fees17
3.6	Assets17
3.7	Financial Statements; Interim Conduct17
3.8	Undisclosed Liabilities19
3.9	Legal Compliance20
3.10	Tax Matters20
3.11	Real Property22
3.12	Intellectual Property23
3.13	Privacy and Data Security26
3.14	Contracts28
3.15	Insurance29
3.16	Litigation30
3.17	Employees30
3.18	Employee Benefits31

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3.19	Debt33
3.20	Business Continuity33
3.21	Certain Business Relationships with the Company33
3.22	Significant Business Partners; Providers34
3.23	Product Warranty34
3.24	No Other Representations or Warranties; Schedules34
Article 4	COVENANTS
4.1	Participating Equityholder Materials34
4.2	Conduct of Business Prior to the Closing35
4.3	Notification; Schedule Updates36
4.4	Adverse Developments36
4.5	Regulatory and Other Authorizations; Notices and Consents36
4.6	Further Assurances37
4.7	Information; Post-Closing Access37
4.8	Litigation Support37
4.9	Exclusivity37
4.10	Continuing Employee Benefits38
4.11	Confidentiality39
4.12	Covenant Not to Compete40
4.13	Covenant Not to Solicit40
4.14	Enforcement41
4.15	Founder Guaranty41
4.16	Release41
4.17	Indemnification; Directors’ and Officers’ Insurance42
Article 5	CONDITIONS TO BUYER’S OBLIGATIONS
5.1	Representations and Warranties43
5.2	Compliance with Covenants43
5.3	Closing Deliverables43
5.4	Absence of Litigation43
5.5	No Material Adverse Effect43
5.6	Government Consents43
5.7	Third Party Consents43
5.8	No Order; Actions44
Article 6	CONDITIONS TO STOCKHOLDERS’ OBLIGATIONS
6.1	Representations and Warranties44
6.2	Closing Deliverables44
6.3	Government Consents44
6.4	Absence of Litigation44
6.5	Dissenters’ Rights44

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Article 7	CLOSING DELIVERIES
7.1	Closing Deliveries of Stockholders45
7.2	Closing Deliveries of Buyer46
Article 8	REMEDIES FOR BREACHES OF THIS AGREEMENT
8.1	Indemnification by the Participating Equityholders47
8.2	Indemnification by Buyer48
8.3	Survival and Time Limitations48
8.4	Limitations on Indemnification by Participating Equityholders49
8.5	Limitations on Indemnification by Buyer49
8.6	Third-Party Claims50
8.7	Other Indemnification Matters and Limitations51
8.8	Setoff52
8.9	Participating Equityholder Approval53
8.10	Time to Bring Claims53
8.11	Exclusive Remedy53
Article 9	TAX MATTERS
9.1	Tax Indemnification53
9.2	Tax Periods Ending on or Before the Closing Date54
9.3	Tax Periods Beginning Before and Ending After the Closing Date54
9.4	Cooperation on Tax Matters55
9.5	Certain Taxes55
9.6	Tax Refunds56
9.7	Transaction Tax Deductions56
Article 10	TERMINATION
10.1	Termination of Agreement56
10.2	Effect of Termination57
Article 11	DEFINITIONS
Article 12	MISCELLANEOUS
12.1	Press Releases and Public Announcements73
12.2	No Third-Party Beneficiaries73
12.3	Entire Agreement73
12.4	Succession and Assignment73
12.5	Counterparts73
12.6	Headings73
12.7	Notices73
12.8	Governing Law74
12.9	Amendments and Waivers74

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12.10	Injunctive Relief75
12.11	Severability75
12.12	Expenses75
12.13	Construction75
12.14	Incorporation of Exhibits and Disclosure Schedule75
12.15	Confidentiality75
12.16	Representative76
12.17	Waiver of Jury Trial77
12.18	Exclusive Venue77
12.19	Retention of Counsel78
12.20	Protected Communications78

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EXHIBITS AND SCHEDULES

Exhibit A	—	Certificate of Merger
Exhibit B	—	Allscripts Healthcare, LLC Inventions and Restrictive Covenant Agreement
Exhibit C	—	Joinder Agreement
Exhibit D		Mahathi Software Agreement Amendment
Exhibit E		Sample Working Capital Calculation
Disclosure Schedule	—	Exceptions to Representations and Warranties
Schedule 1.1	—	Participating Equityholders
Schedule 1.6(d)(i)	—	In the Money Options
Schedule 1.6(d)(ii)	—	Out of the Money Options
Schedule 1.8(a)(iv)	—	Bonus Recipients
Schedule 1.8(d)	—	Special Holdback
Schedule 1.12(a)	—	Business Plan
Schedule 4.2	—	Conduct of Business Prior to the Closing
Schedule 4.10(a)	—	Certain Continuing Employees
Schedule 4.12	—	Restricted Persons
Schedule 5.7	—	Required Third Party Consents
Schedule 7.1(e)	—	Specified Continuing Employees
Schedule 7.1(g)	—	Resignations at Closing
Schedule 7.1(i)	—	Indebtedness Paid at Closing
Schedule 7.1(k)	—	Related Party Agreements Terminated at Closing
Schedule 7.1(n)	—	Pre-Closing Matters
Schedule 11.1	—	Designated Excluded Liabilities
Schedule 11.2(a)	—	Company Knowledge Persons

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Schedule 11.2(b)	—	Buyer Knowledge Persons

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into on April 27, 2018 by and among Allscripts Healthcare, LLC, a North Carolina limited liability company (“Buyer”), FollowMyHealth Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Health Grid Holding Company, a Delaware corporation (the “Company”), the Persons listed on Schedule 1.1 who execute a Joinder to this Agreement (each individually a “Stockholder” and collectively, the “Stockholders”), and Raj Toleti, in his capacity as the representative of Stockholders (the “Representative”).  Buyer, Merger Sub, the Company, Stockholders and the Representative are referred to collectively herein as the “Parties” and individually as a “Party.”

PRELIMINARY STATEMENTS

A.

Buyer desires to acquire the Company by causing Merger Sub to merge into the Company, with the Company being the Surviving Corporation and becoming a wholly-owned subsidiary of Buyer (the “Merger”) on the terms and conditions set forth in this Agreement.

B.

The board of directors of the Company has approved this Agreement in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and determined that this Agreement and the Merger are advisable and in the best interests of the Stockholders.

C.

The board of directors of Merger Sub has approved this Agreement in accordance with the DGCL and determined that this Agreement and the Merger are advisable and in the best interest of the sole stockholder of Merger Sub.

AGREEMENT

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1

THE MERGER

1.1Basic Transaction.  In accordance with the terms and upon the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation.  The Company, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2Effective Time.  At the Closing, Buyer, Merger Sub and the Company shall cause the certificate of merger, in form and substance substantially similar to Exhibit A attached hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required by the DGCL to complete the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Buyer and the Company shall agree and shall specify in the Certificate of Merger (the “Effective Time”).

1.3Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all of the property, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, obligations and other liabilities of the Company and Merger Sub shall become the debts, obligations and other liabilities of the Surviving Corporation.

1.4Certificate of Incorporation; Bylaws.  The certificate of incorporation and bylaws of the Merger Sub in effect at the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until changed or amended as provided by the certificate of incorporation or the bylaws of the Surviving Corporation or in accordance with applicable Law.

1.5Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law, the directors and officers of the Merger Sub at the Effective Time shall be the directors and officers, as applicable, of the Surviving Corporation.

1.6Effect on Stock, Warrants and Options.  On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of the Stockholders, the following shall occur:

(a)Company Securities.  Each share of Common Stock issued and outstanding including all shares of Common Stock required to be issued upon the exercise of any Options or Warrants prior to the Effective Time, shall, by virtue of the Merger, be cancelled and extinguished, and each such share of Common Stock shall be converted into the right to receive (i) the Per Share Common Merger Consideration, plus (ii) the Per Share Earn-Out Payments (if any), to the extent payable to the Participating Equityholders in accordance with Section 1.8(c), plus (iii) the Per Share Special Holdback (if any). The estimated Per Share Common Merger Consideration and the Fully-Diluted Pro Rata Percentage for each Participating Equityholder is set forth on Schedule 1.1, which will be updated at least three (3) Business Days prior to Closing, in accordance with this Agreement and as approved by the Board of Directors of the Company and by the Stockholders.

(b)Treasury Stock.  Each Company Security that is owned by the Company immediately prior to the Effective Time (if any) shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)Warrants.  Each Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time and that has an exercise price less than the Net Warrant Amount shall, on the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the Stockholders, thereafter no longer be exercisable but shall entitle the holder of such Warrant, in cancellation and settlement therefor, to receive for each share of Common Stock subject to such Warrant immediately prior to the Effective Time, (i) the Net Warrant Merger Consideration, plus (ii) the Per Share Earn-Out Payment (if any), to the extent payable to the Participating Equityholders in accordance with Section 1.8(c), plus (iii) the Per Share Special Holdback (if any) (the “In the Money Warrants”).  Each Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time and that has a per share exercise price equal to or greater than the Net Warrant Amount shall, on the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the Stockholders, be cancelled without any payment of consideration.

(d)Company Options.

(i)In the Money Options.  Prior to the Closing, the board of directors of the Company shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each Company Option outstanding and unexercised immediately prior to the Effective Time under any stock option plan of the Company shall automatically and without any required action on the part of the holder thereof, be cancelled and retired and cease to exist effective as of the Effective Time, and, in exchange therefor, each former holder of any such cancelled Company Option that has vested as of immediately prior to the Effective Time (including Company Options receiving accelerated vesting as of the Effective Time) and that has an exercise price per share of Company Common Stock subject thereto less than the Per Share Common Merger Consideration, which are listed on Schedule 1.6(d)(i) (an “In the Money Option”) shall be entitled to receive, subject to the execution of an “In the Money Option Cancellation Agreement”, in consideration of the cancellation of such Company Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld or otherwise paid by the Company) equal to (w) the product of (A) the total number of shares of vested Company Common Stock subject to such Company Option (the “Option Shares”), and (B) the excess of the Per Share Common Merger Consideration over the exercise price per share of such Company Option, plus (x) the Per Share Earn-Out Payment (if any), to the extent payable to the Participating Equityholders in accordance with Section 1.8(c), plus (y) the Per Share Special Holdback (if any).

(ii)Out of the Money Options.  Each Company Option outstanding and unexercised immediately prior to the Effective Time under any stock option plan of the Company which is not an In the Money Option are listed on Schedule 1.6(d)(ii) (an “Out of the Money Option”) and shall be entitled to receive subject to execution of an “Out of the Money Option Cancellation Agreement”, in consideration of the cancellation of such Company Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld or otherwise paid by the Company) equal to the applicable Bonus Consideration amount set forth in such Out of the Money Option Cancellation Agreement and Schedule 1.8(a)(iv).

(e)Merger Sub Securities.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully-paid and nonassessable share of common stock of the Surviving Corporation.

(f)Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a Stockholder who is entitled to demand and properly demands payment for such Stockholder’s shares pursuant to, and who has complied in all material respects with Sections 262 of the DGCL, including without limitation, making a written demand on the Company for appraisal within twenty (20) days after the mailing of the solicitation statement contemplated by Section 4.1(b) in accordance with Section 262(d)(2) of the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Per Share Common Merger Consideration or Per Share Earn-Out Payments, but instead shall be only entitled to such rights as are provided by the DGCL with respect to such Dissenting Shares, unless and until such Stockholder shall have failed to perfect or shall have effectively withdrawn, waived or lost such Stockholder’s right under the DGCL.  If any such Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each Dissenting Share held by such Stockholder shall be treated, at the Company’s sole discretion, as a share of Common Stock that had been converted as of the Effective Time into the right to receive, and become exchangeable for, the applicable (i) Per Share Common Merger Consideration, plus (ii) the Per Share Earn-Out Payments (if any), plus (iii) the Per Share Holdback, if any. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.  The Company shall give prompt notice to Buyer of any demands received by the Company for appraisal of shares of the Common Stock and of attempted withdrawals of such notice and any other instruments provided pursuant to applicable Law.  The Company shall not, except with the prior written consent of Buyer make any payment with respect to, or settle or offer to settle, any such demands or approve any withdrawal of any such demands. The Buyer Indemnitees shall be entitled to recover any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such Dissenting Shares pursuant to Article 8 hereof.

1.7Estimated Cash Payment.  Not less than five (5) Business Days prior to the Closing Date, the Representative shall deliver to Buyer a certificate signed by the Representative setting forth the Representative’s best estimate of the Cash Amount, Debt Amount, Transaction Expenses Amount, and Working Capital Surplus, if any, or Working Capital Deficit, if any, in each case as of the Closing Date and, based on such estimates, the Cash Payment (the “Estimated Cash Payment”), together with reasonable supporting calculations for such estimates.

1.8Payment and Delivery of the Aggregate Merger Consideration.

(a)Closing Payments.  At the Closing, Buyer shall:

(i)pay the amounts to be paid pursuant to Section 1.6 based on the Estimated Cash Payment by wire transfer of immediately available funds to (x) the Paying Agent for the benefit of the Stockholders, and (y) to the Company or its current payroll provider for distribution to the holders of In the Money Options, all in accordance with Schedule 1.1;

(ii)pay the Pre-Paid Amount to (x) the Paying Agent for the benefit of the Stockholders, and (y) to the Company or its current payroll provider for distribution to the holders of In the Money Options, all in accordance with Schedule 1.1;

(iii)pay the Debt Amount, if any, pursuant to the payoff letters delivered by the Representative to Buyer pursuant to Section 7.1(i);

(iv)payment to the Company or its current payroll provider by wire transfer of immediately available funds an amount equal to the Bonus Consideration for distribution to the Persons set forth on Schedule 1.8(a)(iv) (the “Bonus Recipients”); and

(v)pay all other Transaction Expenses Amounts pursuant to the direction of the Representative.

(b)Cash Payment Adjustment.  Within five (5) Business Days after the Cash Payment becomes final and binding in accordance with Section 1.9:

(i)if the Cash Payment exceeds the Estimated Cash Payment, then such excess shall be paid by Buyer to the Paying Agent for the benefit of the Participating Equityholders, which amount shall be distributed to the Participating Equityholders in accordance with their Fully-Diluted Pro Rata Percentages; or

(ii)if the Estimated Cash Payment exceeds the Cash Payment, then such excess shall be paid by the Representative, on behalf of the Participating Equityholders, to Buyer in cash.

(c)Earn-Out Payments.  Within five (5) Business Days after an Earn-Out Payment becomes final and binding in accordance with Section 1.11, Buyer shall pay the Paying Agent the Earn-Out Payments, if any, for the benefit of the Participating Equityholders, which amount shall be paid to the Participating Equityholders in accordance with their Fully-Diluted Pro Rata Percentage.

(d)Special Holdback Payment.  In the event that prior to the Closing Date the Company has not satisfied the conditions set forth on Schedule 1.8(d) (the “Special Holdback Conditions”), then Buyer shall not pay, and shall deduct from the Estimated Cash Payment, the Special Holdback at Closing.  The amount of the Special Holdback shall be reduced to the extent Buyer or the Company incurs any Adverse Consequences with respect to the matter set forth on Schedule 1.8(d), which reduction shall be netted against any amount paid to the Company by a third party with respect to such matter.  To the extent the Company receives any payments in connection with the claims described on Schedule 1.8(d), in excess of the Adverse Consequences, Buyer shall or shall cause the Company to pay to the Paying Agent for the benefit of the Participating Equityholders such amount, which amount shall be distributed to the Participating Equityholders in accordance with their Fully-Diluted Pro Rata Percentages.  The remaining portion of the Special Holdback, if any, shall be paid by Buyer to the Paying Agent for the benefit of the Participating Equityholders, which amount shall be paid to the Participating Equityholders in accordance with their Fully-Diluted Pro Rata Percentage, on the earlier of (a) November 30, 2018 and (b) satisfaction of the Special Holdback Conditions; provided, however, that to the extent there is a pending claim by a third-party against the Company or Buyer with respect to the matter set forth on Schedule 1.8(d), no portion of the Special Holdback shall be paid by Buyer until such claim is resolved.

(e)Payments.  All payments to the Paying Agent pursuant to this Section 1.8 shall be made by wire transfer of immediately available funds to an account or accounts designated by the Representative in writing.  All payments to Buyer pursuant to Section 1.8(b)(ii) shall be made by wire transfer of immediately available funds to an account designated by Buyer in writing.  All payments to the Participating Equityholders pursuant to this Section 1.8 shall be made by wire transfer of immediately available funds to an account designated by such Participating Equityholder in writing.

(f)Withholding.  The Parties and any other applicable withholding agent will be entitled to deduct and withhold from any amounts payable pursuant to or as contemplated by this Agreement any Taxes or other amounts required under the Code or any Law to be deducted and withheld, and, to the extent that any amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided, however, that Buyer shall notify the Representative in writing no fewer than two (2) Business Days prior to the Closing Date of the amount and basis of such withholding and the withholding party shall cooperate in good faith with the Representative to use commercially reasonable efforts identified by the Representative to mitigate any such requirement to deduct or withhold to the extent permitted by applicable Law.  Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

1.9Cash Payment Determination.

(a)Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Representative a statement setting forth Buyer’s calculation of the Cash Amount, Debt Amount, Transaction Expenses Amount, Working Capital, Working Capital Surplus, if any, and Working Capital Deficit, if any, in each case as of the Closing Date and, based on such calculations, the Cash Payment (the “Closing Statement”).  If Buyer does not deliver a Closing Statement within such sixty (60)-day period, then following written notice by the Representative of such failure and a failure by Buyer to cure within ten (10) days following such notice, then at the election of the Representative in its sole discretion, either (i) the adjustment to the Estimated Cash Payment pursuant to Section 1.8(b) shall be deemed to equal zero or (ii) the Representative shall make any adjustments necessary to the calculation of the Estimated Cash Payment consistent with the provisions of this Article 1 and such determination of the adjustments to the Estimated Cash Payment pursuant to Section 1.8(b) shall, absent manifest error, be conclusive and binding on the parties hereto..

(b)During the thirty (30) day period following the Representative’s receipt of the Closing Statement, Buyer shall cause the Company to afford the Representative and its representatives reasonable opportunity to review the necessary books and records of the Company relating to the preparation of the Closing Statement and discuss the same with appropriate Company employees, in each case as reasonably requested by the Representative in connection with its review of the Closing Statement; provided that any such access will be at reasonable times, upon reasonable notice and will not unduly interfere with the Company’s normal business operations.  If the Representative has any objections to the Closing Statement prepared by Buyer, then the Representative will deliver a detailed written statement (the “Objections Statement”) describing (i) the items on the Closing Statement to which the Representative objects, (ii) the basis for the Representative’s disagreement with the calculation of such items and (iii) the Representative’s proposed dollar amount for each item in dispute, to Buyer within thirty (30) days after delivery of the Closing Statement; provided that the Representative may not make any objection the basis for which is inconsistent with the terms of this Agreement.  If the Representative fails to deliver an Objections Statement within such thirty (30) day period, then the Closing Statement shall become final and binding on all Parties.  The Representative shall be deemed to have agreed with all amounts and items contained or reflected in the Closing Statement to the extent such amounts or items are not disputed in the Objections Statement.

(c)If the Representative delivers an Objections Statement within such thirty (30) day period, then the Representative and Buyer will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after the Representative has submitted any Objections Statements, any remaining matters which are in dispute will be resolved by BDO USA, LLP (the “Accountants”).  The Accountants will prepare and deliver a written report to Buyer and the Representative and will submit a proposed resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants.  The Accountants’ determination of such unresolved disputes will be final and binding upon all Parties and not subject to review by a court or other tribunal; provided, however, that no such determination shall be any more favorable to Buyer than is set forth in the Closing Statement or any more favorable to the Representative than is proposed in the Objections Statement.  The costs, expenses and fees of the Accountants shall be borne by the Party whose calculation of the Cash Payment has the greatest difference from the final Cash Payment as determined by the Accountants under this Section 1.9.  The final Closing Statement, however determined pursuant to this Section 1.9, will produce the Working Capital Surplus, if any, the Working Capital Deficit, if any, the Cash Amount, the Debt Amount and the Transaction Expenses Amount to be used to determine the final Cash Payment (the “Final Cash Payment”).

1.10Calculation of Earn-Out Payments.

(a)Subject to Sections 1.10(b) through 1.10(g) below, the Earn-Out Payments shall be calculated as follows:

(i)$20,000,000 (the “First Earn-Out Payment”) if the Company’s Recurring Revenue for the First Year is equal to or exceeds $24,000,000 (the “First Year Revenue Target”), $10,000,000 of which will be paid in advance on the Closing Date (the “Pre-Paid Amount”) and the remaining $10,000,000 to be paid within 90 days after the end of the First Year;

(ii)$20,000,000 (the “Second Earn-Out Payment”) to be paid within 90 days of the end of the Second Year if the Company’s Recurring Revenue for the Second Year is equal to or exceeds $42,500,000 (the “Second Year Revenue Target”); and

(iii)$10,000,000 (the “Third Earn-Out Payment”) to be paid within 90 days of the end of the Third Year if the Company’s Recurring Revenue for the Third Year is equal to or exceeds $62,500,000 (the “Third Year Revenue Target”).

(b)Subject to Sections 1.10(c) and 1.10(d), the First Earn-Out Payment will not be paid if less than 75% of the First Year Revenue Target is met in the First Year, and (b) to the extent at least 75% but less than 100% of the First Year Revenue Target is met in the First Year, the amount of the First Earn-Out Payment will be calculated as follows: (i) achievement of 75% of the First Year Revenue Target will result in 7.5% of the First Earn-Out Payment being earned; with (ii) the amount of the First Earn-Out Payment increasing ratably from a 7.5% payout up to a 100% payout of the Second Earn-Out Payment to the extent First Year Recurring Revenue exceeds 75% of the First Year Revenue Target. For example, if 80% of the First Year Revenue Target is met in the First Year (i.e., if Recurring Revenue is $19.2 million), the amount of the First Earn-Out Payment will be $5,200,000.

(c)In the event the Company’s First Year Recurring Revenue is finally determined pursuant to Section 1.11 to be less than $18,000,000, Buyer will be entitled to clawback from the Participating Equityholders the entire amount of the Pre-Paid Amount by delivery of written notice to the Representative no later than ten (10) days following the final determination of the First Year Recurring Revenue pursuant to Section 1.11.  If such notice is not timely delivered, Buyer’s right to clawback the Pre-Paid Amount shall terminate.  In the event Buyer provides notice of the exercise of its right to clawback the Pre-Paid Amount, and subject to Article 8, the Participating Equityholders shall pay to Buyer in immediately available funds each of their respective share (based on their Fully-Diluted Pro Rata Percentage) of the Pre-Paid Amount to be clawed back within five (5) Business Days of the date of the final determination of First Year Recurring Revenue pursuant to Section 1.11.

(d)To the extent the full amount of the First Earn-Out Payment is not achieved but the aggregate Recurring Revenue in the Second Year or Third Year exceeds the First Year Revenue Target, Buyer shall pay the portion of the First Earn-Out Payment which has not been paid no later than ten (10) days following the end of the quarter in the Second Year or Third Year in which the Recurring Revenue in the Second Year or Third Year exceeds the First Year Revenue Target and not clawback any of the Pre-Paid Amount or repay to the Participating Equityholders any portion of the Pre-Paid Amount that was clawed back.

(e)The Second Earn-Out Payment will not be paid if less than 70% of the Second Year Revenue Target is met for the Second Year, and (b) to the extent at least 70% but less than 100% of the Second Year Revenue Target is met for the Second Year, the amount of the Second Earn-Out Payment to be paid will be calculated as follows: (i) achievement of 70% of the Second Year Revenue Target will result in 15% of the Second Earn-Out Payment being earned; with (ii) the amount of the Second Earn-Out Payment increasing ratably from a 15% payout up to a 100% payout of the Second Earn-Out Payment to the extent Second Year Recurring Revenue exceeds 70% of the Second Year Revenue Target.  For example, if 80% of the Second Year Revenue Target is met in the Second Year (i.e., if Recurring Revenue is $34 million), the amount of the Second Earn-Out Payment will be $8,666,666.67.

(f)The Third Earn-Out Payment will not be paid if less than 69.6% of the Third Year Revenue Target is met for the Third Year, and (b) to the extent at least 69.6% but less than 100% of the Third Year Revenue Target is met for the Third Year, the amount of the Third Earn-Out Payment to be paid will be calculated as follows: (i) achievement of 69.6% of the Third Year Revenue Target will result in 5% of the Third Earn-Out Payment being earned; with (ii) the amount of the Third Earn-Out Payment increasing ratably from a 5% payout up to a 100% payout of the Third Earn-Out Payment to the extent Third Year Recurring Revenue exceeds 69.6% of the Third Year Revenue Target.  For example, if 74.6% of the Third Year Revenue Target is met in the Third Year (i.e., if Recurring Revenue is $46,625,000), the amount of the Third Earn-Out Payment will be $2,062,500.

(g)To the extent the full amount of the Second Earn-Out Payment is not earned but the aggregate Recurring Revenue in the Third Year exceeds the Second Year Revenue Target, Buyer shall pay the portion of the Second Earn-Out Payment which has not been paid no later than ten (10) days following the end of the quarter in the Third Year in which Recurring Revenue in the Third Year exceeds the Second Year Revenue Target.

1.11Determination of Earn-Out Payments.  During the First Year, the Second Year and the Third Year, Buyer shall deliver to the Representative within thirty (30) days after the end of each quarter of each applicable year a report setting forth Buyer’s preliminary and non-binding calculation of Recurring Revenue for such quarter. Within sixty (60) days after the end of each of the First Year, the Second Year and the Third Year, Buyer shall prepare and deliver to the Representative a report (the “Earn-Out Report”) setting forth Buyer’s calculation of Recurring Revenue and the resulting Earn-Out Payments, if any.  Buyer’s calculations of Recurring Revenue shall be made in accordance with the definition of Recurring Revenue.  If the Representative has any objections to the calculation of Recurring Revenue and the resulting Earn-Out Payment calculation(s) prepared by Buyer, then the Representative will deliver a detailed written statement (the “Earn-Out Objections Statement”) describing its objections to Buyer within thirty (30) days after delivery of the Earn-Out Report.  If the Representative fails to deliver an Earn-Out Objections Statement within such thirty (30) day period, then the calculation of Recurring Revenue and the resulting Earn-Out Payment set forth in the Earn-Out Report shall become final and binding on all Parties.  If the Representative delivers an Earn-Out Objections Statement within such thirty (30) day period, then the Representative and Buyer will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after the Representative has submitted the Earn-Out Objections Statement, any remaining matters which are in dispute will be resolved by the Accountants.  The Accountants will prepare and deliver a written report to Buyer and the Representative and will submit a resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants.  The Accountants’ determination of such unresolved disputes will be final and binding upon all Parties; provided, however, that no such determination shall be any more favorable to Buyer than is set forth in the Earn-Out Report or any more favorable to the Representative than is proposed in the Earn-Out Objections Statement.  The costs, expenses and fees of the Accountants shall be borne by the Party whose calculation of the Earn-Out Payments has the greatest difference from the final Earn-Out Payments as determined by the Accountants under this Section 1.11. If each of the Party’s calculation differs equally from the calculation as finally determined by the Accountants, then such cost will be borne equally by Buyer, on the one hand, and the Representative (on behalf of the Participating Equityholders), on the other hand. Upon the Earn-Out Payment becoming final and binding in accordance with this Section 1.11, Buyer shall pay such Earn-Out Payment, if any, to the Participating Equityholders in accordance with Section 1.8(c).

1.12Management of the Post-Closing Company Business.

(a)From the Closing Date through the end of the Second Year, Buyer shall operate the Company in (i) good faith and in the long-term best interests of the Company’s business not taking into account the impact of the Earn-Out Payments and (ii) accordance in all material respects with the Business Plan attached hereto as Schedule 1.12(a) (the “Business Plan”).

(b)The Stockholders acknowledge and agree that the management team and employees of the Company will provide FMH branding of the Business’ product, sales support, sales demo environments, development environments, implementation, hosting, technical support, and integration services.  To the extent that Buyer requires other activities from the management team and employees of the Company, the management team and employees of the Company will work with Buyer on achieving the implementation and integration milestones to be agreed upon by the parties.

(c)Notwithstanding anything to the contrary in this Agreement, upon the occurrence of any of the following, all Earn-Out Payments not yet paid will be deemed to be immediately due and payable and the Pre-Paid Amount shall cease to be subject to clawback (or shall be repaid to the extent previously clawed back), regardless of the Recurring Revenue for any period:

(i)(1) a sale of all or substantially all assets of the Company or its Subsidiaries to an unaffiliated third party, (2) a sale or other transfer, in a single transaction or multiple related transactions, however structured, of fifty percent (50%) or more of the equity securities of the Company or its Subsidiaries to an unaffiliated third party, (3) a merger of the Company or any of its Subsidiaries into an unaffiliated third party in which the Company or such Subsidiary is not the surviving corporation or after which the Company or such Subsidiary ceases to have substantially the same business as prior to such merger, or (4) a combination of business operations of the Company or a Subsidiary with any other unaffiliated third party, whether or not conducted through a merger; or

(ii)the Company ceasing to operate the Business.

1.13Calculations.  All calculations of Working Capital under this Agreement, whether estimates or otherwise, shall be determined in accordance with GAAP, as modified as set forth in the example of the Working Capital calculation attached hereto as Exhibit E.

1.14Stockholder Payments. The Paying Agent shall act as paying agent in effecting payments to the Participating Equityholders of the Aggregate Merger Consideration based on Schedule 1.1.  Notwithstanding anything to the contrary contained in this Agreement, none of Buyer, Merger Sub or the Surviving Corporation shall have any liability to the Participating Equityholders or any other Person if there are any inaccuracies in the payments made in accordance with Schedule 1.1 or the payment instructions provided to the Company by the Representative or any Participating Equityholder.  Representative, on behalf of the Participating Equityholders, shall be responsible for payment of the fees, costs and expenses of the Paying Agent, which fees, costs and expenses may be netted against payments made by the Paying Agent to the Participating Equityholders.

1.15Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by the mutual exchange of facsimile or portable document format (.PDF) signatures not later than five (5) Business Days after the last of the conditions to Closing set forth in Article 5 has been satisfied or waived (other than conditions, which, by their nature, are to be satisfied on the Closing Date, or at such other time as Representative and Buyer may mutually agree upon in writing) (the day on which the Closing takes place being the “Closing Date”).  All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. Central time on such date.

Article 2

REPRESENTATIONS AND WARRANTIES CONCERNING TRANSACTION

2.1Representations and Warranties of Stockholders.  Each Stockholder, severally and not jointly, represents and warrants to Buyer and Merger Sub that the statements contained in this Section 2.1 are correct and complete as of the date of this Agreement and the Closing Date, except as set forth in the corresponding section of the Disclosure Schedule.

(a)Authorization of Transaction.  Such Stockholder, if an entity, is duly formed, validly existing and in good standing under the Laws of the State of its formation set forth on Section 2.1(a)(i) of the Disclosure Schedule.  Such Stockholder has full power, authority and legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which such Stockholder is a party and to perform such Stockholder’s obligations hereunder and thereunder.  If such Stockholder is an entity, then the execution and delivery by such Stockholder of this Agreement and the Ancillary Agreements to which such Stockholder is a party and the performance by such Stockholder of the transactions contemplated hereby and thereby have been duly approved by all requisite action of such Stockholder.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties thereto, this Agreement and each Ancillary Agreement to which such Stockholder is a party constitute the valid and legally binding obligation of such Stockholder, enforceable against such Stockholder in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.  Except as set forth on Section 2.1(a)(ii) of the Disclosure Schedule, such Stockholder is not required to give any notice to, make any filing with, or obtain any Consent of any Governmental Body or any other Person in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which such Stockholder is a party.

(b)Non-contravention.  Neither the execution and the delivery of this Agreement nor the Ancillary Agreements to which such Stockholder is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate or conflict with any Law or Order to which such Stockholder is subject, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which such Stockholder is a party or by which such Stockholder is bound or to which any of such Stockholder’s assets is subject, which would reasonably be expected to adversely affect the ability of such Stockholder to fulfill and comply with the terms and conditions of this Agreement and any Ancillary Agreements, (iii) result in the imposition or creation of a Lien upon or with respect to the Company Securities or (iv) violate any provision of the Organizational Documents of such Stockholder, if an entity.

(c)Brokers’ Fees.  Such Stockholder has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement or any Ancillary Agreement.

(d)Company Securities.  Such Stockholder holds of record and owns beneficially the number of Company Securities set forth next to such Stockholder’s name in Schedule 1.1, free and clear of any Liens.  Such Stockholder is not a party to, and such Stockholder’s Company Securities are not subject to, any option, warrant, purchase right or other Contract that could require such Stockholder to sell, transfer, or otherwise dispose of any Company Securities (other than this Agreement).  Except for the Stockholders’ Agreement of the Company, such Stockholder is not a party to any voting trust, proxy or other Contract with respect to the voting of any Company Securities.

(e)Litigation.  Such Stockholder is not engaged in or a party to or, to the Knowledge of such Stockholder, threatened with any complaint, charge, Proceeding, Order or other process or procedure for settling disputes or disagreements with respect to the Company or any of its Subsidiaries or the transactions contemplated by this Agreement, and such Stockholder has not received written or, to the Knowledge of such Stockholder, oral notice of a claim or dispute that is reasonably likely to result in any such complaint, charge, Proceeding, Order or other process or procedure for settling disputes or disagreements with respect to the Company or any of its Subsidiaries or the transactions contemplated by this Agreement.

2.2Representations and Warranties of Buyer and Merger Sub.  Buyer and Merger Sub represent and warrant to Stockholders that the statements contained in this Section 2.2 are correct and complete as of the date of this Agreement and the Closing Date.

(a)Organization of Buyer.  Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of North Carolina. Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)Authorization of Transaction.  Buyer and Merger Sub each have full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which each is a party and to perform their obligations hereunder and thereunder.  The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party and the performance by Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly approved by all requisite action of Buyer and Merger Sub.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties thereto, this Agreement and each Ancillary Agreement to which Buyer and Merger Sub is a party constitute the valid and legally binding obligation of Buyer or Merger Sub, as applicable, enforceable against Buyer or Merger Sub, as applicable, in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.  Except as required to comply with applicable federal and state securities Laws and filings under the HSR Act, Buyer is not required to give any notice to, make any filing with, or obtain any Consent of any Governmental Body or any other Person in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which Buyer is a party.

(c)Non-contravention.  Neither the execution and the delivery of this Agreement nor the Ancillary Agreements to which Buyer or Merger Sub is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate or conflict with any Law or Order to which Buyer or Merger Sub is subject, (ii) violate any provision of the Organizational Documents of Buyer or Merger Sub or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Buyer or Merger Sub is a party or by which it is bound or to which any of its assets is subject.

(d)Brokers’ Fees.  Buyer and Merger Sub do not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Stockholder could become liable or obligated.

(e)Investment.  Buyer is not acquiring the Company Securities with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

(f)Litigation.  Buyer and Merger Sub are not engaged in or a party to or, to the Knowledge of Buyer, threatened with any complaint, charge, Proceeding, Order or other process or procedure for settling disputes or disagreements, and neither Buyer nor Merger Sub has received written or, to the Knowledge of Buyer, oral notice of a claim or dispute that is reasonably likely to result in any such complaint, charge, Proceeding, Order or other process or procedure for settling disputes or disagreements.

(g)Sufficiency of Funds.  Buyer has sufficient cash on hand or other sources of immediately available funds to enable Buyer to pay the Aggregate Merger Consideration and consummate the transactions contemplated by this Agreement on the Closing Date.

(h)No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

(i)No Additional Representations; No Reliance.

(i)Buyer acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or other matters that is not specifically included in this Agreement or the Disclosure Schedule.

(ii)In furtherance of the foregoing, Buyer acknowledges that it is not relying on any representation or warranty of the Company or the Participating Equityholders, other than those representations and warranties specifically set forth in Section 2.1 and Article 3 of this Agreement.  Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and the nature and condition of its properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Section 2.1 and Article 3.

Article 3

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

The Company and Stockholders, severally and not jointly, represent and warrant to Buyer and Merger Sub that the statements contained in this Article 3 are correct and complete as of the date of this Agreement and the Closing Date, except as set forth in the corresponding section of the Disclosure Schedule.

3.1Organization, Qualification, and Power.  Section 3.1(a) of the Disclosure Schedule sets forth the jurisdiction of incorporation or formation of the Company and each of its Subsidiaries and each state or other jurisdiction in which the Company and each of its Subsidiaries is licensed or qualified to do business.  The Company and each of its Subsidiaries are duly organized, validly existing and in good standing under the Laws of their respective jurisdiction of incorporation or formation.  The Company and each of its Subsidiaries are duly authorized to conduct their business and are in good standing under the Laws of each jurisdiction where such qualification is required, except in such jurisdictions when lack of qualification would not reasonably be expected to have a material impact, individually or in the aggregate, on the Company or any Subsidiary.  The Company and each of its Subsidiaries have full corporate power and authority and all Permits necessary to carry on the businesses in which they are engaged and to own, lease and use the properties owned, leased and used by them.  The Company has delivered to Buyer copies of the Organizational Documents and stock records for the Company and each of its Subsidiaries, each of which is correct and complete, and copies of the minute books of the Company and each of its Subsidiaries, which reflect all material corporate actions taken by the Company and its Subsidiaries to the extent such actions were required to be approved by the Company’s or a Subsidiary’s board of directors or stockholders.  Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of their Organizational Documents.

3.2Authorization of Transaction. The Company has full corporate power, authority and legal capacity to execute and deliver the Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.  The execution and delivery by the Company of the Agreement and the Ancillary Agreements to which it is a party and the performance by the Company and, to the extent applicable, its Subsidiaries of the transactions contemplated hereby and thereby have been duly approved by all requisite corporate action of the Company and its Subsidiaries.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties thereto, this Agreement and each Ancillary Agreement to which the Company is a party constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.  Except as set forth on Section 3.2 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is required to give any notice to, make any filing with, or obtain any Consent of any Governmental Body or any other Person in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Company is a party, except where the failure to obtain such consent from a Person (other than a Governmental Body or customer of the Business or any licensor of Intellectual Property to the Company or any Subsidiary) would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries or the ability of the Company to fulfill and comply with the terms and conditions of this Agreement and the Ancillary Agreements.

3.3Capitalization and Subsidiaries.

(a)All of the Company Securities are owned beneficially and of record by the Stockholders.  The Company Securities represent 100% of the outstanding stock or other ownership interests in the Company.  All of the Company Securities have been duly authorized, are validly issued, fully paid, and non-assessable and have been issued without violation of any preemptive right or other right to purchase.  Section 3.3(a) of the Disclosure Schedule lists the Company’s authorized stock and the record and beneficial owner of such stock, and each such owner has good and indefeasible title to all of the stock listed next to such holder’s name on Schedule 1.1 free and clear of all Liens.  Except as set forth on Section 3.3(a) of the Disclosure Schedule, there are no other stock or other ownership interests in the Company or outstanding securities convertible or exchangeable into stock or other ownership interests of the Company, and there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem stock or other ownership interests in the Company.  There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to the Company.  There are no voting trusts, proxies or other Contracts with respect to the voting of the stock or other ownership interests of the Company.  Upon the Closing, the Company Securities will be delivered to Buyer free and clear of all Liens (other than any Liens which may result from any actions taken by Buyer), and Buyer will have good and marketable title to the Company Securities.

(b)All of the Subsidiaries, direct and indirect, of the Company are listed in Section 3.3(b)(i) of the Disclosure Schedule.  Section 3.3(b)(i) of the Disclosure Schedule lists the entire authorized stock or other ownership interests of each such Subsidiary and the record and beneficial owner of such stock or other ownership interests, all of which have been duly authorized, are validly issued, fully paid and non-assessable and have been issued without violation of any preemptive right or other right to purchase.  Except as set forth on Section 3.3(b)(ii) of the Disclosure Schedule, the Company owns, directly or indirectly, all of the stock or other ownership interests of the Subsidiaries listed in Section 3.3(b)(i) of the Disclosure Schedule, free and clear of all Liens.  There are no other stock or other ownership interests in any Subsidiary required to be listed on Section 3.3(b)(i) of the Disclosure Schedule or outstanding securities convertible or exchangeable into stock or other ownership interests of any such Subsidiary, and there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require any such Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem stock or other ownership interests in any such Subsidiary.  There are no outstanding or authorized equity appreciation, phantom appreciation, profit participation or similar rights with respect to any Subsidiary listed on Section 3.3(b)(i) of the Disclosure Schedule.  There are no voting trusts, proxies or other Contracts with respect to the voting of the stock or other ownership interests of any such Subsidiary.

3.4Non-contravention.  Neither the execution and the delivery of this Agreement nor the Ancillary Agreements to which the Company is a party, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate or conflict with any Law or Order to which the Company or any of its Subsidiaries is subject, (ii) violate or conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries, or (iii) except as listed in Section 3.4 of the Disclosure Schedule, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or payment under any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets), excluding from the foregoing clause (iii) (other than with respect to any Contract or Permit with or from a customer of the Business, a licensor of Intellectual Property to the Company or any Subsidiary or a Governmental Body), any violation, breach, default, acceleration or creation of a right which would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries.

3.5Brokers’ Fees.  Except as set forth on Section 3.5 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.6Assets.  The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest or license in, the properties and assets (tangible and intangible) used by them, located on their premises or shown on the Most Recent Balance Sheet or acquired after the date thereof (other than inventory sold in the Ordinary Course of Business), free and clear of all Liens, except as set forth on Section 3.6 of the Disclosure Schedule and for Permitted Liens. The assets, properties and rights owned, leased or licensed by the Company and its Subsidiaries are all the assets, properties and rights used by the Company and its Subsidiaries in the operation of the Business or necessary to operate the business of the Company and its Subsidiaries, consistent with past practice.

3.7Financial Statements; Interim Conduct.

(a)The Company has provided to Buyer correct and complete copies of the following financial statements of the Company and its Subsidiaries (collectively, the “Financial Statements”): (i) audited consolidated balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2016 and December 31, 2017 (the “Most Recent Fiscal Year End”); and (ii) unaudited consolidated balance sheets, statements of income, stockholders’ equity and cash flows (the “Most Recent Financial Statements”) as of and for the two (2) month period ended February 28, 2018 (the “Most Recent Fiscal Month End”).  The Financial Statements are correct and complete and consistent with the books and records of the Company and its Subsidiaries, have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects the financial condition, results of operation, changes in equity and cash flow of the Company and its Subsidiaries as of and for their respective dates and for the periods then ending; provided, however, that the Most Recent Financial Statements are subject to normal, recurring year-end adjustments and lack notes (none of which will be material individually or in the aggregate).

(b)Since the Most Recent Fiscal Year End, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Change and, to the Knowledge of the Company, no event has occurred which could reasonably be expected to result in a Material Adverse Change.  Without limiting the generality of the foregoing, except as set forth on Section 3.7(b) of the Disclosure Schedule, since the Most Recent Fiscal Year End the Company and its Subsidiaries have not:

(i)sold, leased, transferred or assigned any assets or property (tangible or intangible) with a value in excess of $100,000, other than sales of inventory in the Ordinary Course of Business;

(ii)experienced any damage, destruction or loss (whether or not covered by insurance) to its assets or property (tangible or intangible) in excess of $100,000;

(iii)received notice from any Person regarding the acceleration, termination, modification or cancelation of a Contract, which, if in existence on the date hereof, would be required to be listed on Section 3.14 of the Disclosure Schedule;

(iv)issued, created, incurred or assumed any Debt involving more than $100,000;

(v)forgave, canceled, compromised, waived or released any Debt owed to it or any right or claim;

(vi)issued, sold or otherwise disposed of any of its stock or other ownership interests, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of its stock or other ownership interests or declared, set aside, made or paid any dividend or distribution with respect to its stock or other ownership interests or redeemed, purchased or otherwise acquired any stock or other ownership interest or amended or made any change to any of its Organizational Documents or made any other payment to its members or stockholders (or any Affiliates of such members or stockholders);

(vii)granted any increase in salary or bonus or otherwise increased the compensation or benefits payable or provided to any director, officer, employee or consultant with an annual base compensation of $50,000 or above, except wage or salary increases set forth on Section 3.7(b)(vii) of the Disclosure Schedule;

(viii)engaged in any promotional, sales or discount or other activity that has or could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(ix)made any commitment outside of the Ordinary Course of Business or in excess of $100,000 in the aggregate for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with its capital expense budget;

(x)instituted any material change in the conduct of its business or any material change in its accounting practices or methods, cash management practices or method of purchase, sale, lease, management, marketing, or operation;

(xi)made, changed or rescinded any Tax election, settled or compromised any Tax liability, amended any Tax Return or took any position on any Tax Return, took any action, omitted to take any action or entered into any other transaction that would have the effect of materially increasing the Tax liability or materially reducing any Tax assets of Buyer in respect of any taxable period ending after the Closing Date;

(xii)collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case other than in the Ordinary Course of Business;

(xiii)entered into any transaction with any Affiliate; and

(xiv)agreed or committed to any of the foregoing.

(c)All notes and accounts receivable reflected on the Most Recent Financial Statements, and all accounts receivable of the Company and its Subsidiaries generated since the Most Recent Fiscal Month End (the “Receivables”), constitute bona fide receivables resulting from the sale of inventory, services or other obligations in favor of the Company and its Subsidiaries as to which full performance has been rendered (except for revenue characterized as deferred revenue in the Financial Statements).  To the Company’s Knowledge, the Receivables are not subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except to the extent reserved against the accounts receivable. Subject to the bad debt reserve reflected on the Most Recent Financial Statements, the receivables, taken in the aggregate are collectible in full. The reserves against the accounts receivables for returns, allowances, chargebacks and bad debts are, in the Company’s good faith business judgment, commercially reasonable and have been determined in accordance with GAAP, consistently applied in accordance with past custom and practice.

(d)The accounts payable of the Company and its Subsidiaries reflected on the Most Recent Financial Statements arose from bona fide transactions in the Ordinary Course of Business, and all such accounts payable have either been paid, are not yet due and payable in the Ordinary Course of Business, or are being contested by the Company and its Subsidiaries in good faith.

(e)The Company currently operates the Business in accordance with the Business Plan.

3.8Undisclosed Liabilities.  The Company and its Subsidiaries do not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), except for liabilities that (a) are accrued or reserved against in the Most Recent Financial Statements, (b) were incurred subsequent to the Most Recent Fiscal Month End in the Ordinary Course of Business, (c) result from the obligations of the Company under this Agreement or the Ancillary Agreements, (d) liabilities and obligations pursuant to any Contract listed on Section 3.14 of the Disclosure Schedule or not required by the terms of Section 3.14 to be listed on Section 3.14 of the Disclosure Schedule, in either case which did not result from any default, tort, breach of contract or breach of warranty.

3.9Legal Compliance.

(a)The Company and each of its Subsidiaries is and has been at all times during the past three (3) years in compliance with all Laws and Orders in all material respects, and no Proceeding has been filed or commenced or, to the Knowledge of the Company, threatened alleging any failure so to comply.  Since January 1, 2016, the Company and its Subsidiaries have not received any notice or communication alleging any non-compliance of the foregoing.

(b)Section 3.9(b) of the Disclosure Schedule sets forth a correct and complete list of all Permits held by the Company and its Subsidiaries.  Such Permits (i) constitute all

Permits necessary for the operation of the business of the Company and its Subsidiaries and (ii) are in full force and effect.  No Proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any Permit.

(c)Neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their officers, managers, members, directors, agents, employees or any other Persons acting on behalf of the Company or any of its Subsidiaries, has  (i) made any illegal payment or provided any unlawful compensation or gifts to any officer or employee of any Governmental Body, or any customer or supplier of the Company and its Subsidiaries or any employee thereof or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts; and, to the Knowledge of the Company, no Proceeding has been filed or commenced alleging any such payments, contributions or gifts.

3.10Tax Matters.

(a)The Company and its Subsidiaries have timely filed with the appropriate taxing authorities all income Tax Returns and all other material Tax Returns that they were required to file.  All such Tax Returns are correct and complete in all material respects.  All Taxes due and owing by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid.  The Company and its Subsidiaries are not currently the beneficiary of any extension of time within which to file any Tax Return or pay any Tax.  There are no Liens for Taxes, other than Permitted Liens, upon the Company Securities or any of the assets of the Company or any of its Subsidiaries.

(b)Adequate reserves and accruals have been established to provide for the payment of all Taxes which are not yet due and payable with respect to the Company and its Subsidiaries.

(c)No deficiency or proposed adjustment for any amount of Tax has been proposed, asserted or assessed by any taxing authority against the Company and its Subsidiaries that has not been paid, settled or otherwise resolved.  There is no Proceeding or audit now pending, proposed or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes.  The Company and its Subsidiaries have not been notified in writing by any taxing authority that any issues have been raised with respect to any Tax Return.  There has not been, within the past three (3) calendar years, an examination or written notice of potential examination of the Tax Returns filed with respect to the Company or any of its Subsidiaries by any taxing authority.

(d)All Taxes that are required to be withheld or collected by the Company and its Subsidiaries, including, but not limited to, Taxes arising as a result of payments (or amounts allocable) to foreign persons or to employees, agents, contractors or stockholders of the Company or any of its Subsidiaries, have been duly withheld and collected and, to the extent required, have been properly paid or deposited as required by Law.

(e)No written claim has ever been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that they are or may be subject to taxation by that jurisdiction.

(f)The Company and its Subsidiaries are not a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement, and are not liable for the Taxes of any other Person as a transferee or successor, by Contract or otherwise, other than Contracts entered into in the Ordinary Course of Business and the primary purpose of which does not relate to Taxes.

(g)Neither the Company nor any of its Subsidiaries will be required as a result of (i) a change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) the receipt of any prepaid revenue on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code, to include any item of income or exclude any item of deduction for any taxable period (or portion thereof) beginning after the Closing Date that would not have otherwise so been included or excluded as the case may be.

(h)Neither the Company nor any of its Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(i)Section 3.10(i) of the Disclosure Schedule lists all Tax Returns filed by the Company and its Subsidiaries for Tax periods after January 1, 2014, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the payment of any Tax or any Tax assessment or deficiency. Each of the Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(j)There is no Contract to which the Company or any of its Subsidiaries is a party that will, individually or collectively, result in the payment of any amount that would not be deductible by reason of Section 280G (as determined without regard to Section 280G(b)(4)), 162 or 404 of the Code.

(k)Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law).

(l)Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(m)Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(n)Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. None of the Company’s current or former Subsidiaries is or was a foreign corporation within the meaning of Section 7701 of the Code.

3.11Real Property.

(a)None of the Company or its Subsidiaries owns any real property.

(b)Section 3.11 of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases to which the Company or any of its Subsidiaries is a party for each parcel of Leased Real Property.  The Company has made available to Buyer a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(c)Subject to the respective terms and conditions in the Leases, the Company or one of its Subsidiaries is the sole legal and equitable owner of the leasehold interest in the Leased Real Property and possesses good and marketable, indefeasible title thereto, free and clear of all Liens (other than Permitted Liens).

(d)With respect to each parcel of Leased Real Property: (i) there are no pending or, to the Knowledge of the Company, threatened condemnation Proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof; (ii) all Improvements on any such Leased Real Property are in good operating condition, ordinary wear and tear excepted; (iii) neither the Company, nor any of its Subsidiaries has received any written notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property and, to the Knowledge of the Company, no such special Taxes, levies or assessments are pending or contemplated; (iv) there are no Contracts with the Company or any of its Subsidiaries granting to any third party or parties the right of use or occupancy of any such parcel, and there are no third parties (other than the Company and its Subsidiaries) in possession of any such parcel; and (v) each such parcel abuts on and has adequate direct vehicular access to a public road.  The Leased Real Property comprises all of the real property used in the business of the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any Contract or option to purchase any real property or any portion thereof or interest therein.

3.12Intellectual Property.

(a)Company Intellectual Property.  Section 3.12(a) of the Disclosure Schedule sets forth a true, correct and complete list of the following Company-Owned IP Rights: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks, pending applications for Trademarks, and material unregistered Trademarks; (iii) registered Copyrights and material unregistered Copyrights; and (iv) Company Software.  The Company has paid all necessary registration, maintenance and renewal fees to maintain the registered Company-Owned IP Rights. The Company has made all necessary filings currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company-Owned IP Rights and recording the ownership interests of the Company or any Subsidiary therein.  All Company-Owned IP Rights described in clauses (i), (ii) and (iii) above are subsisting, valid, and enforceable.  Except as set forth on Section 3.12(a) of the Disclosure Schedule, there are no outstanding deadlines of any patent, copyright or trademark office (or any analogous office or registry anywhere in the world) in relation to such listed registrations or applications that will expire within sixty (60) days of the Closing Date.

(b)Title; Right to Use.  The Company and its Subsidiaries own and have all right, title and interest in and to each item of Company-Owned IP Rights, except as set forth in Section 3.12(a) of the Disclosure Schedule, free and clear of any Liens, and to the Company’s Knowledge, have valid right to use all other Company IP Rights.  Except as set forth in Section 3.12(a) of the Disclosure Schedule, the Company and its Subsidiaries are not a party to or otherwise bound by any settlement or consent agreement, covenant not to sue, non-assertion assurance, release or other similar agreement that could reasonably be expected, individually or in the aggregate, to materially and adversely affect the Company’s or any Subsidiary’s rights to own, use, make, transfer, encumber, assign, license, distribute, convey, sell or otherwise exploit any Company IP Rights.

(c)Non-Infringement of Thirty-Party Intellectual Property Rights.  The operation of the business of the Company and its Subsidiaries as such business is currently conducted, does not infringe, misappropriate or otherwise violate, nor since January 1, 2013, has not infringed, misappropriated or otherwise violated, any Third-Party IP Rights.  There are no pending, and to the Company’s Knowledge, no threatened Proceedings against the Company or any of its Subsidiaries, and since January 1, 2013, none of the Company or any of its Subsidiaries has received any written notice it is infringing, misappropriating, or otherwise violating of any Third-Party IP Rights.

(d)Non-Infringement By Third Parties.  To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Company-Owned IP Rights, by any third party.  As of the date hereof, none of the Company and its Subsidiaries has instituted any Proceedings for infringement, misappropriation or other violation of any Company-Owned IP Rights.

(e)Founders.  All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company.

(f)Contributors.  All Company-Owned IP Rights were developed by (i) employees of the Company or a Subsidiary within the scope of their employment; or (ii) independent contractors who have entered into written agreements with the Company or a Subsidiary that assigned all right, title and interest in and to any Intellectual Property developed to the Company.  No employee or independent contractor has retained any rights, licenses, claims or interest whatsoever with respect to any Company-Owned IP Rights developed by the author for the Company or any Subsidiary that restricts or limits in any way the scope of the Company-Owned IP Rights or requires the author to transfer, assign or disclose information concerning the Company-Owned IP Rights to anyone other than the Company or a Subsidiary.  Without limiting the foregoing, the Company and its Subsidiaries have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property rights assignments from all current and former authors materially in the form made available to Buyer.  The Company has provided to Buyer copies of such forms currently and historically used by the Company and its Subsidiaries.

(g)Government or University Funding.  No funding, facilities or personnel of any Governmental body or any university, college, other educational institution or research center were used, directly or indirectly, in the development of any Company-Owned IP Rights.

(h)No Impact on Company-Owned IP Rights.  Neither the execution and delivery or effectiveness of this Agreement (or any Ancillary Agreement), nor the performance of the Company’s obligations under this Agreement, consummation by the Company of the transactions contemplated hereby (or any Ancillary Agreement) will, with or without notice or lapse of time, result in, or give any Person the right or option to declare or cause:  (i) a loss of, Lien on or the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP Right (including any grant, assignment or transfer to any other Person of any license or other right or interest under, to or in); (ii) additional payment obligations by the Company and any Subsidiary, nor require the consent of any other Person, in order for Company and its Subsidiaries to use or exploit the Company-Owned IP Rights to the same extent as the Company and its Subsidiaries were permitted before the date hereof; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Intellectual Property of Buyer or any Affiliate of Buyer (other than the Company and its Subsidiaries post-Closing).

(i)Proprietary Information. The Company and its Subsidiaries have taken reasonable steps necessary to protect and preserve the confidentiality of all Proprietary Information is included in the Company IP Rights. To the Knowledge of the Company, all use and/or disclosure of Confidential Information by or to a third party has been pursuant to the terms of a written Contract between the Company or its Subsidiaries and such third party. The Company and its Subsidiaries have not breached any Contracts of non-disclosure or confidentiality regarding the Intellectual Property of any Person.

(j)No Harmful Code. All of the Company Software complies with the applicable warranty and other contractual commitments relating to its use, functionality, performance. The Company Software does not and will not contain any undisclosed feature, including, without limitation, a time bomb, virus, software lock, drop-dead device, malicious logic, worm, Trojan horse, or spyware, that is designed to (or that allow untrusted party to be capable of) (i) accessing, modifying or deleting in an unauthorized manner, or (ii) damaging, disabling, deactivating, interfering with or otherwise harming any computers, networks, data, other electronically stored information, or computer programs or systems.

(k)Source Code.  The Company and its Subsidiaries have not disclosed, delivered, licensed or made available to any escrow agent or other Person, agreed to disclose, deliver, license or make available to any escrow agent or other Person, any source code for any Company Software, except for disclosures to employees under written agreements that prohibit use or disclosure except in the performance of services to Company and its Subsidiaries.

(l)Open Source Materials.  Section 3.12(l) of the Disclosure Schedule provides a complete list of third party components in the Company Software, in each case identifying (i) the applicable Contract with respect thereto, and (ii) for each item of Open Source Materials, (A) the name of each of the Open Source Materials and any modification thereof; and (B) the name and version number of the applicable license therefor. With respect to any Open Source Materials that are or have been used by the Company in any way in connection with any Company Software (including but not limited to Open Source Materials), the Company is and has been in compliance with all applicable licenses and other agreements.  The Company and its Subsidiaries have not used any Open Source Materials in such a way that would obligate the Company or its Subsidiaries under the terms of such licenses to distribute, license or make available to any third party the source code of any of the products of Company and its Subsidiaries (other than the applicable Open Source Material itself).

(m)Policies for Third Party Intellectual Property. The Company and its Subsidiaries have adopted policies and procedures to control the use of Third-Party IP Rights, including but not limited to Software available for download without charge on the internet or any other Software not introduced into the development environment, through a formal procurement process and pursuant to a license agreement determined to be appropriate for establishing Company’s and any Subsidiary’s rights and obligations with respect to such Third Party IP Rights.

(n)Other Restrictions.  None of the Company or its Subsidiaries are bound by, and no Company-Owned IP Rights are subject to, any Contract containing any covenant or other provision that in any material way limits or restricts the ability of the Company and its Subsidiaries to use, exploit, make available, assert or enforce any Company-Owned IP Right or any Company Software in which Company owns the Intellectual Property rights anywhere in the world in the manner in which the business is currently being conducted.

3.13Privacy and Data Security.

(a)The Company and each of its Subsidiaries is and has been at all times during the past three (3) years (i) in compliance with the applicable provisions of the Privacy Laws in all material respects, (ii) in compliance in all material respects with all contractual obligations regarding the Processing, privacy, security, confidentiality, or breach of

Personal Information, including, without limitation, any “Business Associate Contract”, as described by 45 C.F.R. §§ 164.502(e) and 164.504(e), with any “Covered Entity”, “Business Associate”, or “Subcontractor”, as such terms are defined at 45 C.F.R. § 160.103 (collectively, the “Privacy Obligations”), (iii) in compliance in all material respects with all policies, procedures, notices, and practices regarding the Processing, privacy, security, confidentiality, or breach of Personal Information established by the Company or the Subsidiary (collectively, the “Privacy Policies”). None of the disclosures or statements prepared by the Company or its Subsidiaries regarding information privacy or information security has been inaccurate, misleading, or deceptive in any material respect.

(b)The Company and each of its Subsidiaries has entered into a Business Associate Contract with each upstream Covered Entity, Business Associate, or Subcontractor of the Company or Subsidiary to the extent required by applicable Law.  To the Knowledge of the Company, no such upstream Covered Entity, Business Associate, or Subcontractor of the Company or any of its Subsidiaries has breached any Business Associate Contract to which the Company or Subsidiary is a party.

(c)The transactions contemplated hereby and related data transfers will not violate any Privacy Law or Privacy Obligation.

(d)The Company and each of its Subsidiaries has, and at all times during the past three (3) years has, adopted written privacy and security compliance policies and procedures and conducted a comprehensive information security risk assessment as required by HIPAA and has made available to Buyer true, complete and correct copies of the most recent of such policies, procedures and risk assessments.  The Company and its Subsidiaries have obtained, or confirmed that other Persons have obtained, all approvals, consents, licenses, or other legal permissions, or permitted waivers of the same, necessary under Privacy Laws and Privacy Obligations for the Company or Subsidiary to Process Personal Information in the manner so Processed by the Company or Subsidiary.  No Protected Health Information collected by the Company and its Subsidiaries is used by the Company or its Subsidiaries for secondary purposes, such as data analytics or data aggregation, without first being de-identified in accordance with 45 C.F.R. § 164.514(b).

(e)None of the Company or its Subsidiaries has experienced, or reported to a Governmental Body, affected individual, Covered Entity, credit reporting agency, media outlet, or other Person (i) a “Breach” of “Unsecured Protected Health Information,” as such terms are defined at 45 C.F.R. § 164.402; (ii) a use or disclosure of Protected Health Information in violation of HIPAA or Privacy Obligations; (iii) a breach, breach of security, breach of security of a system, or unauthorized acquisition, access, use, or disclosure of any Personal Information maintained by the Company or its Subsidiaries with respect to which notification of any Person is required under any Privacy Law; or (iv) any material “Security Incident,” as defined by 45 C.F.R. § 164.304 (which excludes routine “pings” and probes of the Company’s systems that do not result in a threat to the security of information maintained by the Company).

(f)The Company and each of its Subsidiaries has implemented commercially reasonable measures, including, without limitation, implementing reasonable and appropriate administrative, physical, and technical safeguards and monitoring compliance with the same, to ensure that Personal Information is protected against loss, unauthorized access, use, modification, disclosure, or other misuse.  The Company and its Subsidiaries have implemented commercially reasonable disaster recovery and security plans, procedures and facilities.

(g)No investigation or Proceeding exists or is pending or to the Knowledge of the Company, threatened against Company or its Subsidiaries by any Governmental Body or other Person (x) regarding the Company’s and its Subsidiaries’ Processing of Personal Information or (y) alleging a violation of such Person’s, or any other Person’s, privacy, security, publicity, personal or confidentiality rights under Laws or noncompliance with or a violation of any Privacy Policies, Privacy Laws, or Privacy Obligations.  None of the Company or its Subsidiaries has received any written notice or complaint of violation of any Privacy Policies, Privacy Laws, or Privacy Obligations from any Governmental Body or other Person, including, without limitation, the Office for Civil Rights of HHS, the HHS Office of Inspector General, the U.S. Department of Justice or any state attorneys general.

(h)With respect to all of the information technology and computer systems (including information technology and telecommunication hardware, communications networks and data centers) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used by the Company and its Subsidiaries: (i) to the Company’s Knowledge, there have been no material successful unauthorized intrusions or breaches of the security thereof, (ii) there has not been any material malfunction, unplanned downtime, or service interruption thereof that has not been remedied or replaced in all material respects, (iii) the Company and its Subsidiaries each have implemented commercially reasonable measures to protect the confidentiality, integrity and security of its servers, systems, sites, circuits, networks and other computer and telecommunications assets and equipment controlled by the Company (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, in conformance with applicable industry practices, including without limitation security patches or security upgrades that are generally available therefor, and (iv) to the Knowledge of the Company, no third party providing technology services to Company and its Subsidiaries has failed to meet any service obligations in any material respect.  Each of the Company and its Subsidiaries has implemented reasonable backup and recovery technology processes consistent with industry standard practices.

3.14Contracts.

(a)Section 3.14(a) of the Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party:

(i)each Contract with any customer or supplier that is required to be listed on Section 3.22 of the Disclosure Schedule;

(ii)each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property

(except personal property leases and installment and conditional sales agreements having aggregate payments of less than $25,000 and with terms of less than one year);

(iii)each joint venture, partnership or Contract involving a sharing of profits, losses, costs or liabilities with any other Person;

(iv)each Contract relating to the acquisition, sale, transfer or disposition by the Company or any of its Subsidiaries of any material assets or properties, or of the operating business or the capital stock of or other equity interests in any other Person that were consummated since January 1, 2016 or under which there is any surviving liability against the Company or any of its Subsidiaries;

(v)each Contract containing any covenant that purports to limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person, grants exclusivity to any Person or otherwise restricts the business activity of the Company or any of its Subsidiaries (excluding any confidentiality obligations entered into with customers in the Ordinary Course of Business);

(vi)each power of attorney granted by the Company or any of its Subsidiaries;

(vii)each Contract for or relating to, or evidencing or guaranteeing, Debt;

(viii)each Contract providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;

(ix)each Contract with any labor union or any bonus, pension, profit sharing, retirement or any other form of deferred compensation plan or practice, whether formal or informal, or any severance agreement or arrangement;

(x)each Contract under which the Company or any of its Subsidiaries has advanced or loaned to any other Person amounts in the aggregate exceeding $10,000;

(xi)each franchise, dealership, vendor, manufacturing or service center agreements;

(xii)each Contract with any Stockholder or any Affiliate of the Company, any of its Subsidiaries, or any Stockholder;

(xiii)any settlement agreement to which the Company or any Subsidiary of a Company will have outstanding obligations following the Closing;

(xiv)each employment or consulting Contract or other Contract with any of their officers, managers, partners, directors or employees;

(xv)each Intellectual Property License; and

(xvi)any other agreement that is, in the good faith judgment of the Company, material to the Company or any of its Subsidiaries whether or not entered into in the Ordinary Course of Business.

(b)The Company has delivered to Buyer a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto.  Section 3.14(b) of the Disclosure Schedule contains an accurate and complete description of all material terms of all oral Material Contracts (if any).

(c)Each Material Contract is legal, valid, binding, enforceable and in full force and effect with respect to the Company and its Subsidiaries. Except as specifically disclosed and described in Section 3.14(c) of the Disclosure Schedule, (i) no Material Contract has been breached or canceled by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and (ii) neither the Company nor any of its Subsidiaries has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.

3.15Insurance.  Section 3.15(a) of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, director & officer, and workers’ compensation coverage and bond and surety arrangements) with respect to which the Company or any of its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage (collectively, the “Company Insurance Agreements”):

(a)the name of the insurer, the name of the policyholder, and the name of each covered insured; and

(b)the policy number and the period of coverage.

There is no claim by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person pending under any such policies and bonds as to which coverage has been questioned, denied or disputed.  All premiums payable under all such policies and bonds have been paid.  To the Knowledge of the Company, there are no threatened terminations of, or material premium increases with respect to, any of such policies or bonds.  Section 3.15(b) of the Disclosure Schedule sets forth a list of all claims made under the Company Insurance Agreements, or under any other insurance policy, bond or agreement covering the Company or any of its Subsidiaries or their operations since January 1, 2017.  Since January 1, 2017, the Company and its Subsidiaries have maintained insurance policies with coverage and policy limits that are substantially similar to the coverage and policy limits provided by the Company Insurance Agreements.

3.16Litigation.  Except as set forth in Section 3.16 of the Disclosure Schedule, there are no (and during the last two years, there have not been any), complaints, charges or Proceedings, pending or, to the Knowledge of the Company, threatened in writing relating to or affecting the Company or any of its Subsidiaries.  There is no outstanding Order to which the Company or any of its Subsidiaries is subject.  The Company and each of its Subsidiaries is fully insured with respect to each of the matters set forth on Section 3.16 of the Disclosure Schedule.

3.17Employees.

(a)Section 3.17 of the Disclosure Schedule sets forth a complete and correct list of all salaried employees of the Company and its Subsidiaries, showing for each:  (i) name, (ii) hire date, (iii) current job title, (iv) actual base salary, bonus, commission or other remuneration paid during 2017, and (v) 2018 base salary level and 2018 target bonus (if any).

(b)The Company has provided Buyer with complete and correct copies of (i) all existing severance, accrued vacation or other leave agreement, policies or retiree benefits of any such employee, (ii) all employee trade secret, non-compete, non-disclosure and invention assignment agreements and (iii) all manuals and handbooks applicable to any current or former employee of the Company or any of its Subsidiaries.  The employment arrangement of each employee of the Company and its Subsidiaries is, subject to Laws involving the wrongful termination of employees, terminable at will (without the imposition of penalties or damages) by the Company or its Subsidiaries as the case may be, and neither the Company nor any of its Subsidiaries has any severance obligations if any such employee is terminated.  To the Knowledge of the Company, no executive or key employee of the Company or any of its Subsidiaries or any group of employees of the Company or any of its Subsidiaries has any plans to terminate employment with the Company or any of its Subsidiaries.

(c)Neither the Company nor any of its Subsidiaries has experienced (nor, to the Knowledge of the Company, has it been threatened with) any strike, slow down, work stoppage or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past three years.  Neither the Company nor any of its Subsidiaries has committed any material “unfair labor practice” as defined under the National Labor Relations Act.  The Company has no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or its Subsidiaries.  The Company and each of its Subsidiaries have paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees.

(d)All individuals who have performed services for the Company or any of its Subsidiaries or who otherwise have claims for compensation from the Company or any of its Subsidiaries have, to the Company’s Knowledge, been properly classified as an employee or an independent contractor, as the case may be, pursuant to all Laws, including, but not limited to, the Code and ERISA.

3.18Employee Benefits.

(a)Section 3.18 of the Disclosure Schedule lists each Employee Benefit Plan that the Company or any of its Subsidiaries maintains or to which the Company or any of its Subsidiaries contributes or has any obligation to contribute or with respect to which the Company and its Subsidiaries have any liabilities.

(i)Each such Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other laws.

(ii)All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan.  The requirements of COBRA have been met in all material respects with respect to each such Employee Benefit Plan and each Employee Benefit Plan maintained by an ERISA Affiliate that is an Employee Welfare Benefit Plan subject to COBRA.

(iii)All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Company and its Subsidiaries.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iv)Each such Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code §401(a) is so qualified and has received a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.

(v)No Employee Benefit Plan provides medical or other welfare benefits with respect to any employee or service provider beyond their retirement or other termination of service, other than coverage mandated by applicable Law.  The Company is not reasonably expected to incur or be subject to, any material Tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, as amended (“PPACA”).

(vi)There have been no non-exempt Prohibited Transactions with respect to any such Employee Benefit Plan that could reasonably be expected to result in any liability to the Company.  To the Company’s Knowledge, no Fiduciary has any liability for material breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan.  No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened.

(vii)The Company has made available to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the three most recent annual report (Form 5500, with all applicable attachments),  all related trust agreements, insurance Contracts, and other funding arrangements which implement each such Employee Benefit Plan and any material correspondence with the IRS, DOL or PBGC within the last three years.

(b)Neither the Company nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA §3(35)) or a Multiemployer Plan.

(c)The consummation of the transactions contemplated by this Agreement will not entitle any employee of the Company or other individual to receive payment of any severance pay or change in control or other payment of any money or other property from the Company or would result in the acceleration or provision of any other rights or benefits to any individual, whether or not such payment, right or benefit would constitute a parachute payment within the meaning of Section 280G of the Code.  No payments under any Employee Benefit Plan or otherwise would result in an excise tax under Section 4999 of the Code on any employee, director or independent contractor providing services to the Company.  The Company has no obligation to “gross-up” any individual with respect to taxes incurred under Section 4999 or Section 409A of the Code.

(d)Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Code Section 409As in all material respects with the requirements of Code Section 409A(a)(2), (3), and (4) and any Internal Revenue Service guidance issued thereunder.

3.19Debt.  Except as set forth on Section 3.19 of the Disclosure Schedule, the Company and its Subsidiaries do not have any Debt and are not liable for any Debt of any other Person.

3.20Business Continuity.  None of the Company Software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by the Company and its Subsidiaries in the conduct of the Business (collectively, the “Systems”) have experienced bugs, failures, breakdowns, or continued substandard performance in the past twelve (12) months that has caused or reasonably could be expected to cause any substantial disruption or interruption in or to the use of any such Systems by the Company or its Subsidiaries.

3.21Certain Business Relationships with the Company.  Except as set forth on Section 3.21 of the Disclosure Schedule, none of the Stockholders, nor any officer, manager, partner or director of the Company or any of its Subsidiaries nor any of the Affiliates of any of the foregoing (other than the Company and its Subsidiaries):

(a)to the Knowledge of the Company, owns, directly or indirectly, any stock or other ownership interest or investment in any Person that is engaged in the Business or is a competitor, supplier, customer, lessor or lessee of the Company or any of its Subsidiaries; provided, however, that the foregoing representation shall be deemed not to be made as to the ownership of not more than 1% of the capital stock of any such Person that has securities registered pursuant to Section 13 or Section 15 of the Securities Exchange Act;

(b)owes any amount to, or is owed any amount by, the Company or any of its Subsidiaries or to the Knowledge of the Company, has any claim against the Company or any of its Subsidiaries;

(c)has any interest in or owns any assets, properties or rights used in the conduct of the business of the Company or any of its Subsidiaries;

(d)is a party to any Contract to which the Company or any of its Subsidiaries is a party or which otherwise benefits the business of the Company or any of its Subsidiaries; or

(e)has received from or furnished to the Company or any of its Subsidiaries any goods or services since the Most Recent Fiscal Year End, or is involved in any business relationship with the Company or any of its Subsidiaries.

3.22Significant Business Partners; Providers. Section 3.22 of the Disclosure Schedule sets forth a list of the Significant Business Partners as of the date hereof.  Except as set forth on Section 3.22 of the Disclosure Schedule, since January 1, 2017, none of the Significant Business Partners (i) has canceled, suspended or otherwise terminated (or has provided written notice that it intends to cancel, suspend or otherwise terminate) its entire business relationship with the Company or its Subsidiaries or (ii) has provided written notice to the Company or any Subsidiary that it intends to materially reduce its entire business relationship with such Company or Subsidiary (other than reductions in the Ordinary Course of Business).

3.23Product Warranty.  Each product or service, developed, sold, leased, or delivered by the Company and its Subsidiaries is and has been developed, sold, leased, or delivered in conformity with all applicable contractual commitments and all express and implied warranties, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liability for replacement or repair thereof, other than system maintenance and upgrades in the Ordinary Course of Business, or other damages, liability or obligations in connection therewith, in excess of the reserve for warranty claims set forth on the Most Recent Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.  Section 3.23 of the Disclosure Schedule includes copies of the standard terms and conditions of licenses sold by the Company and its Subsidiaries (containing applicable guaranty, warranty, and indemnity provisions). No license sold by the Company or any of its Subsidiaries is subject to any material guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease set forth in Section 3.23 of the Disclosure Schedule, except for any guaranty, warranty or other indemnity that is imposed by Law.

3.24No Other Representations or Warranties; Schedules.  Except for the representations and warranties contained in Section 2.1 and Article 3, neither the Company nor the Participating Equityholders nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Company, the Participating Equityholders or any of their respective

Affiliates or with respect to any other information provided, or made available, to Buyer or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby.

Article 4

COVENANTS

4.1Participating Equityholder Materials.

(a)Immediately following the execution of this Agreement, but in any event within one (1) Business Day, the Company shall deliver to Buyer (i) the written consent in accordance with the DGCL and the certificate of incorporation and bylaws of the Company and (ii) an executed joinder agreement in the form attached hereto as Exhibit C (a “Joinder”), in each case from the holders of Common Stock representing a Pro Rata Percentage of at least 97%.

(b)As promptly as practicable after the date hereof (and in any case within five (5) days), the Company shall mail or distribute to the holders of Common Stock a solicitation statement (i) describing this Agreement and the transactions contemplated hereby, (ii) soliciting the approval of the holders of Common Stock who did not already approve the principal terms of this Agreement and the transactions contemplated hereby pursuant to clause (a) above, and (iii) requesting that each such holder of Common Stock execute and deliver to the Company a Joinder.  Prior to the delivery of such solicitation statement, the Company will give Buyer and its counsel a reasonable opportunity, but in no event less than three (3) Business Days, to review and comment on such solicitation statement.  The Company will cause the solicitation statement to comply in all material respects with the applicable provisions of the DGCL.  Buyer shall provide such information about Buyer as the Company shall reasonably request in connection with such solicitation statement.  The Company shall use its commercially reasonable efforts to obtain an executed Joinder from each holder of Common Stock prior to the Closing Date.

(c)Promptly following the execution of this Agreement, but in no event later than ten (10) days prior to Closing, the Company shall deliver to each holder of Warrants the appropriate notice of early termination in accordance with the terms of each Warrant agreement. Prior to the delivery of such notice, the Company will give Buyer and its counsel a reasonable opportunity, but in no event less than three (3) Business Days, to review and comment on such notice.

(d)Promptly following the execution of this Agreement, but in no event later than ten (10) days prior to Closing, the Company shall deliver to each holder of Company Options the appropriate Option Cancellation Agreement. Prior to the delivery of such Option Cancellation Agreement, the Company will give Buyer and its counsel a reasonable opportunity, but in no event less than three (3) Business Days, to review and comment on such agreement.

4.2Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Stockholders shall, and shall cause the Company to: (a) operate its business in all material respects in the Ordinary Course of Business; (b) use commercially reasonable efforts to maintain and preserve in all material respects (i) its business organization, (ii) its relationship with its officers, employees and consultants and (iii) its relationship with its customers, suppliers, licensors, licensees, creditors, lessors and others having business relationships with it; (c) maintain and keep its tangible assets in as good repair and condition as at present, ordinary wear and tear excepted (consistent with the age of such items), and in all material respects maintain and protect all of the assets; (d) keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) operate its business in all material respects in compliance with all Laws; (f) pay all expenses and liabilities when due in the Ordinary Course of Business and (g) pay in a timely fashion, or accrue for, all Taxes or other public charges levied against it, or against the Company’s business or its assets.  From the date hereof until the Closing Date, except as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed) or as set forth on Schedule 4.2, the Stockholders shall not cause or permit the Company to take or agree to take (x) any action that would reasonably be expected to result in a breach of any of Stockholders’ representations and warranties or covenants in this Agreement or in any statement or certificate delivered in connection herewith in a manner that would result in the condition to Closing set forth in Section 5.1 not being satisfied, (y) any other action that would reasonably be expected to result in any of the conditions set forth in Article 5 not being satisfied or (z) any action that would cause any of the changes, events or conditions described in Section 3.7(b) to occur.

4.3Notification; Schedule Updates.  Prior to the Closing, if the Company becomes aware after the date of this Agreement of any fact or condition that constitutes a breach of any representation or warranty made by the Stockholders in Section 2.1 above or the Stockholders and the Company in Article 3 above, or becomes aware after the date of this Agreement of any fact or condition that requires any change in the Disclosure Schedule delivered to Buyer at the time of execution of this Agreement, the Company will have the right to deliver to Buyer at or before the Closing a supplement to the Disclosure Schedule specifying any needed change.  Any such supplement to Disclosure Schedule shall not be given effect for purposes of the conditions set forth in Section 5.1; provided, however, that such supplement to the Disclosure Schedule shall be given effect for purposes of determining whether there has been a breach of a representation and warranty for purposes of the indemnification provisions under Article 8 hereof.

4.4Adverse Developments.  Representative will promptly notify Buyer, and Buyer will promptly notify Representative, in writing, of any Material Adverse Effect with respect to the Company or Buyer respectively.

4.5Regulatory and Other Authorizations; Notices and Consents.  Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Bodies that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement.  Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals.  The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.  If required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within five (5) Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Body any additional information and documentary material that may be requested pursuant to the HSR Act.  Notwithstanding  the foregoing, (x) Buyer shall not be required to: (A) (1) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Buyer, its Affiliates, the Company or any of the Company’s Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party purchaser has been identified or approved prior to the Closing, (2) accept any operational restriction or take or commit to take such other actions that may limit Buyer, its Affiliates, the Company or any of the Company’s Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets, or (3) propose, negotiate, offer or enter into any Order, consent decree, hold separate order or other agreement to effectuate any of the foregoing; or (B) terminate, amend or otherwise modify any Contract or other business relationship as may be required to obtain any necessary clearance of any Governmental Body or to obtain termination of any applicable waiting period under any applicable antitrust Laws; and (y) no party hereto will extend any waiting period or enter into any agreement or understanding with any Governmental Body without the prior written consent of the other party.

4.6Further Assurances.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 8 below).

4.7Information; Post-Closing Access.  Stockholders acknowledge and agree that, from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to the Company and its Subsidiaries.  From and after the Closing, Buyer will make or cause to be made available (including by electronic means, to the extent available) to the Representative the books, records, Tax Returns and documents of the Company (and the assistance of employees responsible for such books, records and documents or whose participation is reasonably necessary in connection therewith) as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Third-Party Claim or (b) such other purposes (other than for purposes of bringing an indemnity claim pursuant to Article 8) for which access to such documents is reasonably necessary for the Representative to conduct his duties hereunder; provided, however, that any such access or furnishing of information shall be during the Company’s normal business hours, under the supervision of Buyer’s personnel and in such a manner as not to interfere with the normal operations of Buyer or the Company.

4.8Litigation Support. During the three (3) year period following the Closing, in the event Buyer or the Company actively is contesting or defending against any Proceeding in connection with any fact, situation, circumstance, action, failure to act, or transaction on or prior to the Closing Date involving the Company or any of its Subsidiaries, the Founder will reasonably cooperate with it and its counsel in the contest or defense and provide such testimony and access to the Founder’s books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of Buyer and the Company (except to the extent Buyer and the Company are entitled to indemnification therefor under Article 8 below).

4.9Exclusivity.

(a)The Company and the Restricted Persons agree that, during the Exclusivity Period (as defined below), the Company will not, and will cause each of its directors, officers, employees, representatives, agents, Subsidiaries, Affiliates, or Stockholders not to, directly or indirectly:  (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposals or offers from any person or entity concerning (x) any transfer or sale of assets of the Company or any Subsidiary (not in the Ordinary Course of Business), (y) the issuance of any capital stock or other equity or debt interests of the Company or any Subsidiary, other than capital stock issued upon exercise or conversion of presently outstanding exercisable or convertible securities, or (z) any acquisition, business combination, amalgamation, change of control or other similar transaction involving the Company or any Subsidiary, (ii) have any discussion with or provide any confidential information or data to any person or entity relating to any such inquiry, proposal or offer, (iii) approve or recommend, or propose to approve or recommend, whether publicly or to any director or Stockholder, any such proposal or offer, or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, merger agreement, acquisition agreement, option agreement or other similar agreement related to any such proposal or offer, or propose, whether publicly or to any director or Stockholder, or agree to do any of the foregoing related to any such proposal or offer. The Company will instruct its representatives to, immediately cease and terminate any existing discussion, or negotiation with any third parties conducted heretofore by the Company or any of its representatives with respect to any of the foregoing. The Company will promptly advise Buyer of, and communicate to Buyer in writing the terms and conditions of (and the identity of the person or entity making), any such inquiry, proposal or offer received subject to, and only to the extent of, applicable contractual obligations of the Company under non-disclosure or similar agreements existing as of the date of this Agreement.

(b)“Exclusivity Period” means the period beginning on the date of this Agreement and ending on the earlier to occur of (i) the Closing Date and (ii) the date this Agreement is terminated in accordance with Article 10.

4.10Continuing Employee Benefits.

(a)Immediately following the Effective Time and for a period of at least twelve (12) months thereafter, Buyer shall provide, or shall cause the Surviving Corporation (or its respective direct and indirect Subsidiaries) to provide, each Continuing Employee with (i) the base salary and cash bonus opportunity at least as favorable as provided by the Company immediately prior to the Closing Date (other than with respect to certain Continuing Employees set forth on Schedule 4.10(a)) and (ii) employee benefits provided by Buyer and the Surviving Corporation that are substantially similar in the aggregate to employee benefit plans provided by Buyer to similarly-situated employees.  For purposes of determining after the Effective Time the extent to which any Continuing Employee is eligible for or vested in (and, in regard to any severance or vacation entitlement only, the level of benefits under) any Buyer employee benefit plan, program or arrangement in which a Continuing Employee may participate (“Buyer New Plans”), Buyer shall credit the Continuing Employee for all service with the Company (and its predecessors) before the Effective Time to the same extent such service was credited for such respective purposes by the Company as of the Effective Time under a corresponding Company Employee Benefit Plan.

(b)Buyer may hire any individuals that have provided services to the Company or its Subsidiaries through Mahathi India Pvt. Ltd. or any of its Affiliates and have primary direction and control over such employees for a period of three years after the Closing Date.

(c)For purpose of any Buyer New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Buyer shall, or shall cause the Surviving Corporation (or its direct and indirect Subsidiaries) to use commercially reasonable efforts to, (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively at work requirement or any other restriction that would prevent immediate or full participation under any Buyer employee benefit plan, program or arrangement covering the Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the Company Employee Benefit Plans, and (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employee under the Company Employee Benefit Plans immediately prior to the Closing.

(d)All provisions contained in this Section 4.8 with respect to the Continuing Employees are included for the sole benefit of the respective parties, and shall not create any right (i) in any other Person or (ii) to continued employment with the Company, Buyer or any affiliate thereof.  Nothing contained in this Section 4.8 is intended to be or shall be considered to be an amendment or adoption of any plan, program, contract, arrangement or policy of the Company or Buyer or any affiliate thereof nor shall it interfere with Buyer’s or the Company’s right to amend, modify or terminate any employee benefit plan in accordance with its provisions or to terminate the employment of any Continuing Employee for any reason.

4.11Confidentiality.  Each Stockholder agrees not to disclose or use any Confidential Information, except that, if and as long as a Stockholder is an employee of the Company or any of the Subsidiaries after the Closing, then such Stockholder may use the Confidential Information in the ordinary course of his or her employment on behalf of the Company or such Subsidiary so long as such use is in compliance with all policies and agreements applicable to such Stockholder.  Upon termination of such employment, each Stockholder will deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in his or her possession.  If any Stockholder is requested or required pursuant to written or oral question or request for information or documents in any Proceeding, interrogatory, subpoena, civil investigation demand or similar process to disclose any Confidential Information, then such Stockholder will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 4.11.  If, in the absence of a protective order or the receipt of a waiver hereunder, any Stockholder is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such Stockholder may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Stockholder shall use its, his or her commercially reasonable efforts to obtain, at the request and sole cost and expense of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.  The foregoing provisions shall not apply to any Confidential Information that is generally available to the public immediately prior to the time of disclosure unless such Confidential Information is so available due to the actions of a Stockholder.

4.12Covenant Not to Compete.  During the Restricted Period, each Stockholder listed on Schedule 4.12 (each, a “Restricted Person”) will not, directly or indirectly, in any manner (whether on its, his or her own account, or as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), anywhere in the Applicable Area, engage in a Competitive Business, or own any interest in, manage, control, provide financing to, participate in (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise), or consult with or render services for any Person that is engaged in a Competitive Business; provided, however, that no owner of less than 1% of the outstanding stock of any publicly-traded corporation shall be deemed to engage solely by reason thereof in its business.  In the event Founder is terminated by the Company or Buyer without Cause, the obligations of Founder under this Section 4.12 shall terminate and the non-competition obligations of the Inventions and Restrictive Covenant Agreement executed by Founder at Closing shall not apply solely with respect to the Business but the non-competition obligations set forth in the Inventions and Restrictive Covenant Agreement will otherwise remain in full force and effect.

4.13Covenant Not to Solicit.  During the Restricted Period, each Restricted Person will not, directly or indirectly, in any manner (whether on its, his or her own account, or as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), (a) call upon, solicit or provide services to any customer with the intent of selling or attempting to sell any products or services similar to those offered by the Business, (b) hire or engage, or recruit, solicit or otherwise attempt to employ or engage, or enter into any business relationship with, any Person who is or was, during the twelve (12) month period preceding the Closing Date, employed by, or providing consulting services to, the Company or any of its Subsidiaries, or induce or attempt to induce any Person to leave such employment or consulting arrangement, or (c) take any action that is intended to interfere with the relationship between the Company or any of its Subsidiaries and any employee, consultant, customer, sales representative, broker, supplier, licensee or other business relation (or any prospective customer, in the Company’s sales pipeline) of the Company or any of its Subsidiaries (including, without limitation, by making any negative or disparaging statements or communications regarding the Company, any of its Subsidiaries or any of their operations, officers, directors or investors); provided, however, that (i) no general advertisement or general solicitation for employment not targeted to Persons employed by or providing consulting services to the Company or its Subsidiaries shall be deemed to be in violation of this Section 4.11, and (ii) clause (c) above shall not prohibit any Restricted Person from (x) providing truthful testimony in any legal proceeding or filings, or before any Governmental Body or arbitrator (including, without limitation, depositions in connection with such proceedings), (y)

engaging in communications protected under the National Labor Relations Act, or from filing a charge or providing information to any Governmental Body, or (z) reporting information to, or participating in any investigation or proceeding conducted by the U.S. Securities and Exchange Commission.

4.14Enforcement.  If the final judgment of a court of competent jurisdiction declares that any term or provision of Sections 4.12 or 4.13 is invalid or unenforceable, then the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closer to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  In the event of litigation involving Sections 4.11, 4.12 or 4.13, the non-prevailing party shall reimburse the prevailing party for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection with any such litigation, including any appeal therefrom.  The existence of any claim or cause of action by any Stockholder against Buyer, the Company or any of their respective Affiliates, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Buyer of the provisions of Sections 4.11, 4.12 or 4.13, which Sections will be enforceable notwithstanding the existence of any breach by Buyer or the Company.  Notwithstanding the foregoing, no Stockholder will be prohibited from pursuing such claims or causes of action against Buyer or the Company.

4.15Founder Guaranty.  Raj Toleti, individually, hereby unconditionally and absolutely guarantees, as a guaranty of payment, performance and observation, and not merely as a guaranty of collection, the prompt payment, performance and observation by the Stockholders connected with or related to the clawback of any Earn-Out Payments pursuant to Section 1.10. The obligation of Raj Toleti (“Founder”) under this Section 4.15 is a continuing guaranty and shall remain in effect and shall survive the Closing until (a) the final determination pursuant to Section 1.11 that the Company’s First Year Recurring Revenue is at least $24,000,000, (b) the repayment of the Pre-Paid Amount (or any portion thereof) in satisfaction in full of the Participating Equityholders’ clawback obligation as required pursuant to Section 1.10(c), or (c) the termination of Buyer’s clawback right pursuant to Section 1.10.

4.16Release.  As of the Closing Date, each Stockholder, for itself, himself or herself, and its, his or her heirs, personal representatives, successors and assigns (collectively, the “Releasors”), hereby (a) forever fully and irrevocably releases and discharges Buyer, the Company, each of its respective Subsidiaries, and each of their respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders, members, managers, directors, officers, employees, agents, and other representatives (collectively, the “Released Parties”) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expense, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing Date, which the Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Released Claims”), and (b) irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding against any Released Party based upon any Released Claim.  Notwithstanding the preceding sentence of this Section 4.16, “Released Claims” does not include, and the provisions of this Section 4.16 shall not release or otherwise diminish, (i) the obligations of any Party set forth in or arising under any provisions of this Agreement or the Ancillary Agreements, and (ii) if such Stockholder is an employee of the Company or any of its Subsidiaries, in respect of (x) the current year’s accrued but unpaid compensation, (y) such employee’s outstanding or vested benefits under the Employee Benefit Plans of the Company as of the Closing Date, and (z) any claims that cannot be released by an employee as a matter of Law.

4.17Indemnification; Directors’ and Officers’ Insurance.

(a)For a period of six (6) years from the Closing Date, the Surviving Corporation agrees to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified and advanced expenses by the Company as of the date of this Agreement pursuant to the Company Certificate of Incorporation, the bylaws of the Company, any applicable employment agreements or indemnification agreements or under applicable Laws for acts or omissions which occurred prior to the Effective Time and that do not arise out of or relate to the transactions contemplated by this Agreement.  For a period of six (6) years from the Closing Date, the Surviving Corporation’s certificate of incorporation and bylaws shall contain provisions with respect to indemnification and exculpation that are at least as favorable to the past and present officers and directors of the Company as those provisions contained in the Company Certificate of Incorporation and the bylaws of the Company in effect on the date hereof.

(b)Prior to the Effective Time, the Company shall purchase tail insurance coverage (“D&O Tail Policy”), the cost of which shall be deemed a Transaction Expense and included in the Transaction Expenses, which shall, for a period of six (6) years from and after the Effective Time, provide officers’ and directors’ liability insurance with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and member of the board of directors of the Company who is currently covered by the Company’s officers’ and directors’ liability insurance policy. The terms and coverage amounts of the D&O Tail Policy shall be at least as favorable as the terms and coverage amounts of the Company’s officer and director liability insurance policy in effect on the date hereof.

(c)If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 4.15.

(d)From and after the Closing, subject to the indemnification obligations of the Stockholders and the limitations set forth in Article 8, the provisions of this Section 4.17 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives.

Article 5

CONDITIONS TO BUYER’S OBLIGATIONS

The obligations of Buyer to consummate this Agreement and the Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

5.1Representations and Warranties.  The representations and warranties of Stockholders to Buyer contained in this Agreement (and in any certificates delivered by Stockholders or Representative and the Company pursuant to this Agreement) that are qualified by materiality (including by a Material Adverse Effect qualifier) (other than the Excluded Representations) will be true and correct in all respects as of the date of this Agreement and as of the Closing Date; the representations and warranties of Stockholders to Buyer contained in this Agreement (and in any certificates delivered by Stockholders, the Representative and the Company pursuant to this Agreement) that are not so qualified by materiality (including a Material Adverse Effect qualifier) will be true and correct in all material respects (in each case, subject to all qualifications as to Knowledge, if any, set forth in those representations and warranties) as of the date of this Agreement and as of the Closing Date; and the Excluded Representations contained in this Agreement will be true and correct in all respects as of the date of this Agreement and the Closing Date.

5.2Compliance with Covenants.  All of the covenants to be complied with and performed by the Company, any of Stockholders on or before the Closing Date will have been duly complied with and performed.

5.3Closing Deliverables.  On the Closing Date, the Stockholders will have delivered or caused to be delivered to Buyer the duly executed Closing deliverables as specified in Section 7.1.

5.4Absence of Litigation.  As of the Closing, no Claim will be pending or threatened before any court, other Governmental Body or arbitrator, which if successful, would:  (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Ancillary Agreements, or (ii) materially adversely affect the right of Buyer following the Closing to own the Company Securities or the right of Buyer to operate the Company as currently operated and as currently proposed to be operated.

5.5No Material Adverse Effect.  There will have been no Material Adverse Effect during the period from the date of this Agreement to the Closing Date.

5.6Government Consents.  The Government Consents shall have been obtained, including, but not limited to, any consents or approvals as may be required under the HSR Act or any other Antitrust Law.

5.7Third Party Consents.  Stockholders, the Company and its Subsidiaries shall have procured all of the consents or approvals set forth on Schedule 5.7 and there shall exist no other material Consent required of any Person to consummate the transactions contemplated in this Agreement.

5.8No Order; Actions.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Order that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions; and no Proceeding shall have been commenced against Buyer, Stockholders or the Company, which would prevent the Closing.

Article 6

CONDITIONS TO STOCKHOLDERS’ OBLIGATIONS

The obligations of each of Stockholders to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

6.1Representations and Warranties.  The representations and warranties of Buyer to Stockholders contained in this Agreement (and in any certificates delivered by Buyer pursuant to this Agreement) that are qualified by materiality (including by a Material Adverse Effect qualifier) will be true and correct in all respects as of the date of this Agreement and as of the Closing Date; the representations and warranties of Buyer to Stockholders contained in this Agreement (and in any certificates delivered by Buyer pursuant to this Agreement) that are not so qualified by materiality (including by a Material Adverse Effect qualifier) will be true and correct in all material respects (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties) as of the date of this Agreement and as of the Closing Date; and the Buyer Excluded Representations will be true and correct in all respects as of the date of this Agreement and the Closing Date.

6.2Closing Deliverables.  On the Closing Date, Buyer will have delivered or caused to be delivered to Representative or other third parties duly executed Closing deliverables, as specified in Section 7.2 below.

6.3Government Consents.  The Government Consents shall have been obtained, including, but not limited to, any consents or approvals as may be required under the HSR Act or any other Antitrust Law.

6.4Absence of Litigation.  As of the Closing, no Claim will be pending or threatened before any court, other Governmental Body or arbitrator, which if successful, would:  (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or (ii) materially adversely affect the right of Buyer following the Closing to own the Company Securities or the right of Buyer to operate the Company as currently operated and as currently proposed to be operated.

6.5Dissenters’ Rights.  The Dissenting Shares shall not represent more than One Percent (1%) of the shares of Common Stock outstanding on the Closing Date on a Pro Rata Percentage basis.

Article 7

CLOSING DELIVERIES

7.1Closing Deliveries of Stockholders.  At or prior to the Closing, the Representative, on behalf of Stockholders and the Company, shall deliver to Buyer:

(a)the certificates representing all of the Company Securities, together with other appropriate instruments of transfer to convey the same to Buyer;

(b)the Certificate of Merger, executed by the Company which shall be filed by Buyer with the Delaware Secretary of State;

(c)a certificate of the Secretary of the Company and each of its Subsidiaries, dated as of the Closing Date, attaching and certifying (i) the Organizational Documents of the Company and each of its Subsidiaries, (ii) the authorizing resolutions of the Company and each of its Subsidiaries and (iii) the incumbency and signatures of the Persons signing this Agreement and the other Ancillary Agreements to which the Company or any of its Subsidiaries is a party;

(d)good standing certificates for the Company and each of its Subsidiaries from the jurisdiction of each such Person’s organization and each jurisdiction in which the Company or any Subsidiary is qualified to do business;

(e)counterpart signature pages to the Allscripts Healthcare, LLC Inventions and Restrictive Covenant Agreement in the form attached hereto as Exhibit B by the Continuing Employees set forth on Schedule 7.1(e);

(f)evidence of termination of the Company’s Stockholders’ Agreement, in form and substance satisfactory to Buyer;

(g)resignation letters from each member of the board of directors and each officer of the Company and its Subsidiaries set forth on Schedule 7.1(g);

(h)all documentation necessary to obtain releases of all Liens (other than the Permitted Liens), including appropriate UCC termination statements;

(i)payoff and release letters from the holders of the Debt set forth on Schedule 7.1(i) that (i) reflect the amounts required in order to pay in full such Debt and (ii) provide that, upon payment in full of the amounts indicated, all Liens with respect to the assets of the Company or any of its Subsidiaries shall be terminated and of no further force and effect, together with UCC-3 termination statements with respect to the financing statements filed against the assets or equity interests of the Company or any of its Subsidiaries by the holders of such Liens;

(j)a payoff and termination letter from the Persons entitled to broker’s fees listed on Section 3.5 of the Disclosure Schedule;

(k)a termination agreement from each party to the related party Contracts identified on Schedule 7.1(k);

(l)an affidavit of non-foreign status, certified by each Stockholder under penalties of perjury, meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2);

(m)an amendment to that certain Agreement by and between the Company and Mahathi Software Pvt. Ltd. pursuant to which Mahathi Software Pvt. Ltd. agrees that the Company will have access to the same resources and individual employees that have historically worked and currently work with the Company and the compensation thereunder shall be reduced, in the form attached hereto as Exhibit D;

(n)evidence reasonably satisfactory to Buyer that the matters set forth on Schedule 7.1(n) have been resolved in the manner set forth on the Schedule; and

(o)all other instruments and documents required by this Agreement to be delivered by the Company, its Subsidiaries, the Stockholders or the Representative to Buyer, and such other instruments and documents which Buyer or its counsel may reasonably request to effectuate the transactions contemplated hereby.

All such agreements, documents and other items shall be in form and substance satisfactory to Buyer.

7.2Closing Deliveries of Buyer.  At or prior to the Closing, Buyer shall deliver to the Representative:

(a)the Certificate of Merger;

(b)a certificate from the Secretary of Buyer, dated as of the Closing Date, attaching and certifying (i) the Organizational Documents of Buyer, and (ii) the incumbency and signatures of the Persons signing this Agreement and the other Ancillary Agreements to which Buyer is a party; and

(c)all other instruments and documents required by this Agreement to be delivered by Buyer to the Company, the Stockholders or the Representative, and such other instruments and documents which the Representative or its counsel may reasonably request to effectuate the transactions contemplated hereby.

All such agreements, documents and other items shall be in form and substance satisfactory to the Representative.

Article 8

REMEDIES FOR BREACHES OF THIS AGREEMENT

8.1Indemnification by the Participating Equityholders.

(a)Subject to the terms and conditions of this Article 8, the Participating Equityholders, severally in accordance with their Fully-Diluted Pro Rata Percentage and not jointly, will indemnify, defend and hold harmless Buyer, Merger Sub, the Company, each of their respective Subsidiaries, each of their respective Affiliates, and their respective successors and assigns (the “Buyer Indemnitees”) from and against the entirety of any Adverse Consequences that any Buyer Indemnitee may suffer or incur (including any Adverse Consequences they may suffer or incur after the end of any applicable survival period, provided that an indemnification claim with respect to such Adverse Consequence is made pursuant to this Article 8 prior to the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by (i) any breach or inaccuracy of any representation or warranty made in Article 3, (ii) any breach of any covenant or agreement of the Company or any of its Subsidiaries in this Agreement, (iii) any inaccuracy in the allocation of payments set forth on Schedule 1.1, (iv) any claim by any Stockholder, option holder or warrantholder, or former shareholder, optionholder or warrantholder of the Company or any of its Subsidiaries, or any other Person, not set forth on Schedule 1.1, seeking to assert or based upon (A) ownership or rights to ownership of any equity securities, (B) any rights of any Stockholder or other holder of Company Securities (other than the right to receive such Stockholder’s portion of the Aggregate Merger Consideration pursuant to this Agreement), including any option, warrant, preemptive rights or rights to notice or to vote, or (C) any rights under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, in effect as of immediately prior to the Closing, whether or not facts relating to any of the foregoing have been disclosed in any Schedule; and (v) any assertion or recovery by any Stockholder of the fair value, interest, and expenses or other amounts pursuant to appraisal rights exercised or purportedly exercised pursuant to the DGCL (it being understood that any Adverse Consequences relating thereto shall not include the pro rata share of the Aggregate Merger Consideration such asserting or recovering Stockholder would have received pursuant to this Agreement), including, for the avoidance of doubt, all reasonable fees and expenses of attorneys, accountants, financial advisors and other experts and other expenses of Buyer and its Affiliates in connection with the foregoing.

(b)The Participating Equityholders, severally in accordance with their Fully-Diluted Pro Rata Percentage and not jointly, agree that they shall pay and otherwise fully satisfy and discharge all Designated Excluded Liabilities, and shall indemnify, defend and hold all Buyer Indemnitees harmless from, and shall reimburse all Buyer Indemnitees for, all Adverse Consequences that any Buyer Indemnitee may suffer or incur in connection with any Designated Excluded Liabilities.

(c)Subject to the terms and conditions of this Article 8, each Stockholder, severally and not jointly and for himself, herself or itself only, will indemnify, defend and hold harmless the Buyer Indemnitees from and against the entirety of any Adverse Consequences that any Buyer Indemnitee may suffer or incur (including any Adverse

Consequences they may suffer or incur after the end of any applicable survival period, provided that an indemnification claim with respect to such Adverse Consequence is made pursuant to this Article 8 prior to the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by (i) any breach or inaccuracy of any representation or warranty made by such Stockholder in Section 2.1 or (ii) any breach of any covenant or agreement of such Stockholder in this Agreement.

8.2Indemnification by Buyer.  Subject to the terms and conditions of this Article 8, Buyer will indemnify, defend and hold harmless the Participating Equityholders, their respective Affiliates, and their respective successors and assigns (the “Stockholder Indemnitees”) from and against the entirety of any Adverse Consequences they may suffer or incur (including any Adverse Consequences they may suffer or incur after the end of any applicable survival period, provided that an indemnification claim with respect to such Adverse Consequence is made pursuant to this Article 8 prior to the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by (a) any breach or inaccuracy of any representation or warranty made by Buyer in Section 2.2 or (b) any breach of any covenant or agreement of Buyer in this Agreement.

8.3Survival and Time Limitations.  All representations, warranties, covenants and agreements of the Parties in this Agreement or any other certificate or document delivered pursuant to this Agreement will survive the Closing indefinitely.  The right to indemnification, payment of any losses or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.  Notwithstanding the foregoing, Participating Equityholders will have no liability with respect to any claim under Section 8.1(a)(i) unless Buyer notifies the Representative of such a claim on or before the date that is fourteen (14) months from the Closing Date; provided, however, that (a) any claim relating to any representation made in Section 3.10 (Tax Matters) may be made at any time until thirty (30) days after the expiration of the applicable Tax statute or period of limitations, (b) any claim relating to any representation made in Sections 2.1(a) (Authorization of Transaction), 2.1(c) (Brokers’ Fees), 2.1(d) (Company Securities), 3.2 (Authorization of Transaction), 3.3 (Capitalization and Subsidiaries), and 3.5 (Brokers’ Fees) and the first sentence of 3.6 (Assets) may be made at any time without limitation (collectively, the representations and warranties described in clauses (a) and (b) are referred to as the “Company Excluded Representations”) and (c) any claim related to intentional or fraudulent breaches of the representations and warranties may be made at any time without limitation.  Buyer will have no liability with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement unless the Representative notifies Buyer of such a claim on or before the date that is fourteen (14) months from the date hereof; provided, however, that any claim relating to any representation made in Sections 2.2(b) (Authorization of Transaction), 2.2(d) (Brokers’ Fees), and 2.2(g) (Sufficiency of Funds) (collectively, the “Buyer Excluded Representations”) may be made at any time without any time limitation.  Notwithstanding anything to the contrary contained herein, if Buyer or the Representative, as applicable, provides notice of a claim in accordance with the terms of this Agreement within the applicable time period set forth above, then liability for such claim will continue until such claim is fully resolved.

8.4Limitations on Indemnification by Participating Equityholders.

(a)With respect to the matters described in Sections 8.1(a)(i), Participating Equityholders will have no liability with respect to such matters until Buyer Indemnitees have suffered aggregate Adverse Consequences by reason of all such breaches in excess of $500,000 (the “Threshold”), after which point Participating Equityholders will be obligated to indemnify Buyer Indemnitees from and against all Adverse Consequences exceeding the Threshold; provided, that the foregoing limitations shall not apply in respect of any Adverse Consequences relating to (i) breaches of the Company Excluded Representations or (ii) any intentional or fraudulent breach of a representation or warranty.

(b)With respect to the matters described in Sections 8.1(a)(i), the aggregate maximum liability of all Participating Equityholders shall be $7,000,000 (the “Cap”); provided, that the foregoing limitations shall not apply in respect of any Adverse Consequences relating to (i) breaches of the Company Excluded Representations or (ii) any intentional or fraudulent breach of representation or warranty.

(c)Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the maximum aggregate amount of Adverse Consequences for which indemnification is required to be made by the Participating Equityholders hereunder shall be the Final Cash Payment plus the Special Holdback, if any, plus the Earn-Out Payments, if any; provided, that the foregoing limitations shall not apply in respect of any Adverse Consequences relating to any intentional or fraudulent breach of representation or warranty.

(d)Notwithstanding anything in this Agreement to the contrary, no Buyer Indemnitee shall be entitled to make any claim for indemnification hereunder with respect to the failure of the Company or any Stockholder to satisfy any condition to Closing set forth in Article 5 if such condition has not been satisfied prior to the Closing Date and Buyer specifically waives such condition and closes the transactions contemplated hereby.

8.5Limitations on Indemnification by Buyer.

(a)With respect to the matters described in Section 8.2(a), Buyer will have no liability with respect to such matters until Stockholder Indemnitees have suffered Adverse Consequences by reason of all such breaches in excess of the Threshold, after which point Buyer will be obligated to indemnify Stockholder Indemnitees from and against all Adverse Consequences exceeding the Threshold; provided, that the foregoing limitations shall not apply in respect of any Adverse Consequences relating to (a) breaches of any representation made in Sections 2.2(b) (Authorization of Transaction) and 2.2(d) (Brokers’ Fees) or (b) any intentional or fraudulent breach of a representation or warranty.

(b)With respect to the matters described in Section 8.2(a), the aggregate maximum liability of Buyer shall be the Cap; provided, that the foregoing limitation shall not apply in respect of any Adverse Consequences relating to (i) breaches of any representation made in Sections 2.2(b) (Authorization of Transaction) and 2.2(d) (Brokers’ Fees) or (b) any intentional or fraudulent breach of a representation or warranty.

8.6Third-Party Claims.

(a)If a third party initiates a claim, demand, dispute, lawsuit or arbitration (a “Third-Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against any Party (the “Indemnifying Party”) under this Article 8, then the Indemnified Party must promptly notify the Indemnifying Party in writing of the existence of such Third-Party Claim and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure on the part of an Indemnified Party to so notify an Indemnifying Party shall not limit any of the obligations of the Indemnifying Party under this Article 8 (except to the extent such failure materially prejudices the defense of such proceeding).

(b)Upon receipt of the notice described in Section 8.6(a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party, provided, that (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Company or Buyer or any of their Affiliates, (iv) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the Indemnified Party, (v) the Third-Party Claim does not involve or relate to any Intellectual Property of the Company or another Person or any Privacy Law, Privacy Policy or Privacy Procedure, and (vi) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.  The Indemnifying Party will keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the Third-Party Claim and permit the Indemnified Party to participate in the defense of the Third-Party Claim.  So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with this Section 8.6(b), the Indemnifying Party will not be responsible for any attorneys’ fees or other expenses incurred by the Indemnified Party regarding the defense of the Third-Party Claim.

(c)In the event that any of the conditions under Section 8.6(b) is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third-Party Claim in any manner it may reasonably deem appropriate, (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Adverse Consequences the

Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article 8.

(d)Except in circumstances described in Section 8.6(c), neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

8.7Other Indemnification Matters and Limitations.

(a)All indemnification payments under this Article 8 will be deemed adjustments to the Cash Payment for all Tax purposes, unless otherwise required by Law.

(b)For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty, and for purposes of determining the amount of Adverse Consequences resulting therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 8, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

(c)Each Participating Equityholder agrees that (a) such Participating Equityholder will not make any claim for indemnification against Buyer Indemnitee by virtue of the fact that any of the Participating Equityholders or such Participating Equityholder’s equityholders, directors, managers, partners, officers, employees, representatives or other Affiliates was an equityholder, partner, trustee, director, manager, officer, employee or agent of the Company or any of its Subsidiaries or was serving as an equityholder, partner, trustee, director, manager, officer, employee or agent of any Person, regardless of the nature of the Adverse Consequences claimed, with respect to any Proceeding brought by any Buyer Indemnitee against any Participating Equityholder or any claim of any Buyer Indemnitee against any Participating Equityholder in connection with this Agreement or the transactions contemplated hereby, and (b) such Participating Equityholders has no claims or rights to contribution or indemnity from the Company or any of its Subsidiaries with respect to any amounts paid by any Participating Equityholder pursuant to this Article 8.

(d)Each Participating Equityholder agrees that such Participating Equityholder has no claims or rights to contribution or indemnity from the Company or any of its Subsidiaries with respect to any amounts paid by any Participating Equityholder pursuant to this Article 8.

(e)Notwithstanding anything to the contrary in this Article 8 or elsewhere in this Agreement, in no event shall any Indemnified Party be entitled to receive indemnification under this Article 8 for any Adverse Consequences relating to lost Recurring Revenues (for the period beginning on the Closing Date through and including July 1, 2021 only), or exemplary or punitive damages (except to the extent that any such excluded damages are actually paid to an unaffiliated third party as part of an indemnifiable Third-Party Claim or such damages are based upon, arising out of, with respect to or by reason of Fraud, willful misconduct or intentional misrepresentation of the Stockholders or, prior to Closing, the Company or any of its Subsidiaries).

(f)Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Adverse Consequences suffered by such Indemnified Party or its Affiliates more than once, regardless of whether such Adverse Consequences may be as a result of a breach of more than one representation, warranty or covenant.  Without limiting the generality of the foregoing, no Indemnified Party shall be able to recover any Adverse Consequence for which it is otherwise entitled to indemnification under this Agreement if such Adverse Consequence has already been specifically taken into account in determining the Cash Amount, Debt Amount, Transaction Expenses Amount and Working Capital Surplus or Working Capital Deficit in accordance with Section 1.9.

(g)Adverse Consequences that may be recovered shall take account of and be reduced by (i) any amounts recovered by the Indemnified Parties pursuant to any indemnification by or indemnification agreement with any third party, and (ii) the amount of any insurance proceeds, contribution payments or reimbursements actually received by the Indemnified Party in respect thereof, in each case (less any actual out-of-pocket costs incurred with respect to collection or pursuit thereof, any deductible or retention paid or incurred and any increase in insurance premiums attributable to any insurance claims) (each source identified in clauses (i) and (ii), a “Collateral Source”).  The Indemnified Parties shall use commercially reasonable efforts to seek recovery from all Collateral Sources.  If the amount to be netted hereunder from any payment required under Section 8.1 or Section 8.2 is determined and paid after payment by the Participating Equityholders or Buyer, as applicable, of any amount otherwise required to be paid to an Indemnified Party under this Article 8, the Indemnified Parties shall repay to the Indemnifying Person, promptly after such determination, any amount that Indemnifying Person would not have had to pay pursuant to this Section 8.7(g) had such determination been made and payment received at the time of such indemnification payment.

8.8Setoff.  Subject to the immediately following sentence, Buyer shall recover any amounts due from Participating Equityholders under this Agreement: (a) first by setting off such amounts against any Earn-Out Payment that at the time Claim is made is determinable or will be determinable within one (1) month of such date and which Earn-Out Payment has not been paid by Buyer; and (b) then from the Participating Equityholders. The exercise of such right of set off by Buyer, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement. Neither the exercise nor the failure to exercise such right of set off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

8.9Participating Equityholder Approval.  By a Stockholder executing and delivering a Joinder pursuant to Section 4.1(a) and a holder of In the Money Options executing and delivering an Option Cancellation Agreement pursuant to Section 4.1(d), each Participating Equityholder will be deemed to have approved of and consented to the provisions of this Article 8 and the appointment of the Representative.

8.10Time to Bring Claims.  Subject to the limitations set forth in Section 8.3, pursuant to Section 8106, Title 10 of the Delaware Code, the Parties agree that this Agreement involves at least U.S. $100,000, and that any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement may be brought within twenty (20) years of the date from which the underlying cause of action accrued; it being the intention of the Parties that, except as otherwise expressly provided in Section 8.3 with respect to shorter periods of time, the Parties shall have the maximum amount of time permitted under the Laws of the State of Delaware to bring a Proceeding arising out of or relating to this Agreement or the transactions contemplated herein. Except as otherwise expressly provided in Section 8.3 with respect to shorter periods of time, each Party hereby waives the right to assert any statute of limitations of less than twenty (20) years in defense of any such Proceeding; provided, however, this waiver shall not bar a defense to any Proceeding that was not commenced within the twenty (20) year time limit imposed by this Section 8.10.

8.11Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, except: (a) as set forth in Section 1.8(d) with respect to the Special Holdback, (b) as set forth in Section 1.9 with respect to adjustments to the Aggregate Merger Consideration, (c) as set forth in Section 12.10 with respect to specific performance or injunctive relief, and (d) as set forth in Section 9.1 with respect to Taxes, after the Closing the indemnification rights set forth in this Article 8 shall be the sole and exclusive remedies of (i) the Buyer Indemnitees for any breach of or inaccuracy in any of the representations and warranties of the Company or the Stockholders contained in this Agreement, any non-fulfillment or breach of any of the covenants and agreements of the Representative contained in this Agreement or any non-fulfillment or breach of any of the covenants and agreements of the Company or the Stockholders to be performed prior to or at the Closing and contained in this Agreement and (ii) the Stockholder Indemnitees for any breach of or inaccuracy in any of the representations and warranties of Buyer or Merger Sub contained in this Agreement or any non-fulfillment or breach of any of the covenants and agreements of Buyer contained in this Agreement.

Article 9

TAX MATTERS

The following provisions will govern the allocation of responsibility as between Buyer and Participating Equityholders for certain tax matters following the Closing Date:

9.1Tax Indemnification.  In addition to and without duplication of the indemnification provisions of Article 8, except to the extent such Taxes are reflected as a liability for purposes of calculating Working Capital on the final Closing Statement, Participating Equityholders shall be liable for, and shall indemnify and hold Buyer Indemnitees harmless from, (a) all Taxes imposed on or incurred by the Company and its Subsidiaries with respect to all Tax periods ending on or prior to the Closing Date, (b) all Taxes imposed on or incurred by the Company and its Subsidiaries caused by or resulting from the sale or exchange of the Company Securities, to the extent provided for in Section 9.5, (c) for any Tax period that begins before the Closing Date and ends after the Closing Date, all Taxes imposed on or incurred by the Company and its Subsidiaries that relate to the portion of such Tax period ending on the Closing Date as determined by Section 9.3, and (d) all Taxes of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or otherwise (other than contracts entered into in the Ordinary Course of Business and the primary purpose of which does not relate to Taxes), which Taxes relate to an event or transaction occurring before the Closing.

9.2Tax Periods Ending on or Before the Closing Date.  Buyer will prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns for the Company and its Subsidiaries for all Tax periods ending on or prior to the Closing Date that are filed after the Closing Date.  Buyer will provide the Representative with copies of any such Tax Returns for the Representative’s reasonable review and comment, at least sixty (60) days prior to the due date hereof (giving effect to any extensions thereto) and Buyer will make any changes reasonably requested by the Representative.  The Representative, on behalf of Participating Equityholders, will pay all Taxes due with respect to such Tax Returns, but only to the extent such Taxes are not reflected as a liability for purposes of calculating Working Capital on the final Closing Statement.

9.3Tax Periods Beginning Before and Ending After the Closing Date.  Buyer will timely prepare, or cause to be prepared, and timely file, or cause to be filed, all Tax Returns for the Company and its Subsidiaries for Tax periods that begin before the Closing Date and end after the Closing Date (the “Straddle Period Returns”).  Buyer will provide the Representative with copies of any Straddle Period Returns at least sixty (60) days prior to the due date thereof (giving effect to any extensions thereto), accompanied by a statement (the “Straddle Statement”) setting forth and calculating in reasonable detail the Taxes that relate to the portion of such Tax period ending on the Closing Date (the “Pre-Closing Taxes”).  If the Representative agrees with the Straddle Period Returns and Straddle Statement, the Representative shall pay to Buyer, not later than five (5) Business Days before the due date for the payment of Taxes with respect to such Straddle Period Returns, an amount equal to the Pre-Closing Taxes as shown on the Straddle Statement, but only to the extent such Taxes are not reflected as a liability for purposes of calculating Working Capital on the final Closing Statement.  If, within twenty (20) days after the receipt of the Straddle Period Returns and Straddle Statement, the Representative (a) notifies Buyer that it disputes the manner of preparation of the Straddle Period Returns or the Pre-Closing Taxes calculated in the Straddle Statement and (b) provides Buyer with a statement setting forth in reasonable detail its computation of the Pre-Closing Taxes and its proposed form of the Straddle Period Returns and Straddle Statement, then Buyer and the Representative shall attempt to resolve their disagreement within five (5) days following the Representative’s notification of Buyer of such disagreement.  If Buyer and the Representative are not able to resolve their disagreement, the dispute shall be submitted to the Accountants.  The Accountants will resolve the disagreement within thirty (30) days after the date on which they are engaged or as soon as possible thereafter.  The determination of the Accountants shall be binding on the Parties.  The cost of the services of the Accountants will be borne by the Party whose calculation of the matter in disagreement differs the most from the calculation as finally determined by the Accountants.  If each of the Party’s calculation differs equally from the calculation as finally determined by the Accountants, then such cost will be borne half by the Representative and half by Buyer.  For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date (i.e., the Pre-Closing Taxes) will (a) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to equal the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (b) in the case of any Tax based upon or related to income or receipts, be deemed to equal the amount that would be payable if the relevant Tax period ended on the Closing Date.

9.4Cooperation on Tax Matters.  Buyer and the Representative will cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing and preparation of Tax Returns pursuant to this Article and any Proceeding related thereto.  Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and the Representative will retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Tax period beginning before the Closing Date until thirty (30) days after the expiration of the statute or period of limitations of the respective Tax periods.  Neither Buyer nor any of its Affiliates shall (or shall cause or permit the Surviving Corporation or any Subsidiary to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Surviving Corporation or any Subsidiary with respect to any Pre-Closing Tax Period or any Straddle Period unless required by applicable Tax Law without the written consent of the Representative, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that Buyer shall not be obligated to obtain Representative’s consent if Buyer waives its right to indemnification for any liabilities relating to any such amendment, modification, or refiling. Buyer shall not, without the prior consent of the Representative (which may, in its sole and absolute discretion, withhold such consent), make, or cause or permit to be made, any Tax election, or adopt or change any method of accounting, or undertake any extraordinary action on the Closing Date, that would affect the Stockholders or the Company for any period or portion thereof ending on or prior to the Closing Date; provided, however, that Buyer shall not be obligated to obtain the Representative’s consent if Buyer waives its right to indemnification for any liabilities relating to any such election.

9.5Certain Taxes.  All transfer (including real estate transfer), documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated hereby will be paid 50% by the Representative, on behalf of Participating Equityholders, and 50% by Buyer, when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by Law, Stockholders and the Representative will join in the execution of any such Tax Returns and other documentation.

9.6Tax Refunds. To the extent actually realized by Buyer or the Surviving Corporation or any Subsidiary, Buyer shall promptly pay to the Representative, for the account of the Participating Equityholders, all Tax Refunds, net of any out-of-pocket expenses, actually incurred in the collection of the same.  “Tax Refund” shall mean any refunds or reductions of Tax of Buyer or the Surviving Corporation or any Subsidiary for any taxable period (or portion thereof) ending on or before the Closing Date resulting from any Transaction Tax Deduction.  The amount of any Tax Refund paid to the Representative attributable to a Tax Refund paid by a taxing authority shall also include any interest paid with respect to such Tax Refund by such taxing authority.  If requested in writing by the Representative and at the sole cost and expense of the Participating Equityholders, Buyer shall cause the Surviving Corporation to file IRS Form 4466 (and/or analogous U.S. state or local form relating to a Tax Refund) or any state or local form required to claim a loss carryback to the extent necessary to obtain a Tax Refund.  Buyer shall send a draft of such IRS Form 4466 (and/or such analogous form) or amended Tax Return to the Representative for review no later than ten (10) Business Days prior to filing, and Buyer shall consider in good faith comments made by the Representative on such IRS Form 4466 (and/or such analogous form) or amended Tax Return to the extent such form or amended Tax Return is prepared inconsistent with this Section. To the extent that Buyer or the Surviving Corporation or any Subsidiary is subsequently required to repay all or a portion of any such Tax Refund to the applicable Taxing Authority, the Representative shall promptly pay such amount to Buyer, together with any interest imposed by the applicable taxing authority.

9.7Transaction Tax Deductions. The parties hereby acknowledge and agree that, except as otherwise required by applicable Laws, the Transaction Tax Deductions shall be allocated to, and shall be claimed in, a Pre-Closing Tax Period or the portion of the Straddle Period ending on the Closing Date. The parties hereby agree to (i) prepare and file all Tax Returns consistent with the preceding sentence and (ii) not take a position on any Tax Return or in any administrative or judicial proceeding inconsistent with such sentence.

Article 10

TERMINATION

10.1Termination of Agreement.  Certain of the Parties may terminate this Agreement as provided below:

(a)Buyer and the Representative may terminate this Agreement by mutual written consent at any time prior to the Closing.

(b)Buyer may terminate this Agreement by giving written notice to the Representative at any time prior to the Closing (i) provided that none of Buyer or Merger Sub is then in material breach of any provision of this Agreement, in the event Stockholders have breached any representation, warranty, or covenant contained in this Agreement which individually, or in the aggregate, would reasonably be expected result in a failure of the closing conditions set forth in Section 5.1 of this Agreement, and such breach remains uncured for a period of fifteen (15) Business Days following delivery of notice thereof by Buyer; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured, or (ii) if the Closing shall not have occurred on or before sixty (60) days from the date of this Agreement (the “Outside Date”) (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement).

(c)The Representative may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) provided that none of the Company or Stockholders is then in material breach of any provision of this Agreement, in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement which individually, or in the aggregate, would reasonably be expected to result in a failure of the closing conditions set forth in Section 6.1 of this Agreement, and such breach remains uncured for a period of fifteen (15) Business Days following delivery of notice thereof by Buyer; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured or (ii) if the Closing shall not have occurred on or before the Outside Date (unless the failure results primarily from any Stockholder breaching any representation, warranty, or covenant contained in this Agreement).

10.2Effect of Termination.

(a)If this Agreement is terminated pursuant to Section 10.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that the provisions of Article 12 will survive the termination.  Nothing in this Section 10.2 will release any Party from any liability for any breach of any representation, warranty, covenant or agreement in this Agreement or any Ancillary Agreement.

Article 11

DEFINITIONS

“Accountants” has the meaning set forth in Section 1.9(c) above.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, Orders, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, damages, deficiencies, costs of investigation, court costs, and other expenses (including interest, penalties and reasonable attorneys’ fees and expenses, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement).

“Affiliate” means, with respect to the Person to which it refers, (a) a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person, (b) any officer, director or stockholder of such Person, (c) any parent, sibling, descendant or spouse of such Person or of any of the Persons referred to in clauses (a) and (b), and (d) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals. For purposes of this definition, the term “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or non-U.S. law.

“Aggregate Merger Consideration” means an amount equal to (i) the Cash Payment, as adjusted pursuant to Article 1, plus (ii) the Special Holdback (to the extent paid to the Participating Equityholders), plus (iii) the Earn-Out Payments (if any).

“Agreement” has the meaning set forth in the preface above.

“Ancillary Agreements” means all of the agreements being executed and delivered pursuant to this Agreement.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Area” means (a) anywhere in the world, but if such area is determined by judicial action to be too broad, then it means (b) North America, but if such area is determined by judicial action to be too broad, then it means (c) any country in which the Company or any of its Subsidiaries engaged in Business prior to the Closing Date, but if such area is determined by judicial action to be too broad, then it means (d) any state within the United States of America in which the Company or any of its Subsidiaries engaged in Business prior to the Closing Date.

“Bonus Consideration” means the amounts payable as transaction bonuses to certain employees and other services providers of the Company set forth in Schedule 1.8(a)(iv).

“Bonus Recipients” has the meaning set forth in Section 1.8(a)(iv).

“Business” means the business of providing the products or services that the Company or any of its Subsidiaries provide, or actively considered providing, at any time during the twelve (12) months prior to the Closing Date.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in Chicago, Illinois.

“Business Plan” has the meaning set forth in Section 1.12(a) above.

“Buyer” has the meaning set forth in the preface above.

“Buyer Excluded Representations” has the meaning set forth in Section 8.3 above.

“Buyer Indemnitees” has the meaning set forth in Section 8.1(a) above.

“Buyer New Plans” has the meaning set forth in Section 4.10(a) above.

“Cap” has the meaning set forth in Section 8.4(b) above.

“Cash” means the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries on a consolidated basis as determined in accordance with GAAP; provided, that if such aggregate amount of cash and cash equivalents is a negative number, then it shall include the amount of all fees, penalties or interest related to such negative amount of Cash.

“Cash Amount” means the aggregate amount of Cash as of the Closing Date.

“Cash Payment” means the amount equal to (a) Sixty Million Dollars ($60,000,000), plus (b) the Cash Amount, plus (c) the Working Capital Surplus, if any, minus (d) the Working Capital

Deficit, if any, minus (e) the Debt Amount, minus (f) the Transaction Expenses Amount minus (g) the Special Holdback.

“Cause” shall mean (i) the willful or grossly negligent failure by Founder to perform Founder’s duties and obligations with respect to his position with the Company and Buyer and their respective Subsidiaries in any material respect, other than any such failure resulting from the disability of Founder; (ii) Founder’s conviction of a crime or offense involving the property of Company or Buyer or any of their respective Affiliates, or any crime or offense constituting a felony or involving fraud or moral turpitude; provided that, in the event that Founder is arrested or indicted for a crime or offense related to any of the foregoing, then Company or Buyer may, at its option, place Founder on paid leave of absence, pending the final outcome of such arrest or indictment; (iii) Founder’s violation of any Law, which violation is materially and demonstrably injurious to the operations or reputation of Company or Buyer or any of their respective Affiliates; (iv) Founder’s material violation of any generally recognized policy of Company or Buyer or any of their respective Affiliates or Founder’s refusal to follow the reasonable and lawful instructions of the person(s) to whom Founder reports; or (v) the failure of the Company to achieve in the First Year, Second Year or Third Year at least 50% of the First Year Revenue Target, Second Year Revenue Target or Third Year Revenue Target, as the case may be, as set forth in Section 1.10(a); provided, that Founder shall have a period of ten (10) days (or such longer period not to exceed thirty (30) days) as would be reasonably required for Founder to cure such action or inaction (to the extent such action or inaction is curable) after the receipt of the written notice from Company or Buyer to cure the particular action or inaction, to the extent such action or inaction is curable.

“Certificate of Merger” has the meaning set forth in Section 1.2 above.

“Claim” means a Buyer Indemnitee claim for indemnification pursuant to Article 8.

“Closing” has the meaning set forth in Section 1.14 above.

“Closing Date” has the meaning set forth in Section 1.14 above.

“Closing Statement” has the meaning set forth in Section 1.9(a) above.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Collateral Source” has the meaning set forth in Section 8.7(g) above.

“Common Stock” means the common stock of the Company.

“Company” has the meaning set forth in the preface above.

“Company Excluded Representations” has the meaning set forth in Section 8.3 above.

“Company Insurance Agreements” has the meaning set forth in Section 3.15 above.

“Company IP Rights” means: (A) any and all Intellectual Property used in the conduct of the Business; and (B) any and all Company-Owned IP Rights.

“Company Options” means options to purchase shares of Common Stock, other than Warrants of the Company.

“Company-Owned IP Rights” means any and all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Company Securities” means all of the outstanding shares of Common Stock, Company Options and all issued and outstanding Warrants of the Company, as set forth on Schedule 1.1.

“Company Software” means Software owned (or purported to be owned), developed, used, marketed, distributed, licensed, or sold by Company and its Subsidiaries (other than non-customized third-party software licensed to Company or its Subsidiaries for internal use on a non-exclusive basis).

“Competitive Business” means a business conducted by a Person other than Buyer, the Company or their respective Subsidiaries that provides any of the same or similar types of products or services that the Company or any of its Subsidiaries provide, or actively considered providing, at any time during the twelve (12) months prior to the Closing Date.

“Confidential Information” means any information concerning the business and affairs of the Company and its Subsidiaries (including information whose collection, sharing, dissemination, use, preservation, disclosure, protection, storage, destruction and/or disposition is governed by federal, state, local and/or international Law or is proprietary to or developed by Company and its Subsidiaries).  Confidential Information does not include information that is already generally available to the public.

“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.

“Continuing Employees” means the employees of the Company who remain employees of the Surviving Corporation or become employees of Buyer following the Effective Time.

“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.

“Debt” means any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases (calculated in accordance with GAAP), (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earn-outs, purchase price adjustments or other payments related to acquisitions (other than current accounts payable to suppliers and similar accrued liabilities incurred in the Ordinary Course of Business, paid in a manner consistent with industry practice and reflected as a current liability in the final calculation of Working Capital), (f) obligations under any existing interest rate, commodity or other swap, hedge or financial derivative agreement entered into by the Company or its Subsidiaries prior to Closing, (g) Off-Balance Sheet Financing of the Company or its Subsidiaries in existence immediately prior to the Closing, (h) other long term or non-ordinary course liabilities, including any amounts owed in connection with the settlement of any Proceeding or dispute, (i) indebtedness or obligations of the types referred to in the preceding clauses (a) through (h) of any other Person secured by any Lien on any assets of the Company or any of its Subsidiaries, even though the Company and its Subsidiaries have not assumed or otherwise become liable for the payment thereof, (j) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (h) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.

“Debt Amount” means all Debt of the Company and its Subsidiaries (on a consolidated basis) as of the Closing Date plus, without duplication, any amounts required to fully pay or otherwise satisfy all such Debt (including, but not limited to, any prepayment premium or penalty, breakage costs, accrued interest and costs and expenses).

“Designated Courts” has the meaning set forth in Section 12.18 below.

“Designated Excluded Liabilities” means (a) any Debt of the Company or any of its Subsidiaries as of the Closing Date that did not reduce the Final Cash Payment pursuant to Section 1.9 above, (b) all Transaction Expenses that did not reduce the Final Cash Payment pursuant to Section 1.9 above, and (c) those items set forth on Schedule 11.1, in each case (i) including, without limitation, any of the foregoing arising from matters disclosed to Buyer or its Affiliates or otherwise referenced in this Agreement, and whether any related claim arises before or after the Closing and (ii) whether such matters are known or unknown, contingent or otherwise, whether accrued, liquidated, matured or unmatured.

“DGCL” has the meaning set forth in the preliminary statements above.

“Disclosure Schedule” means the disclosure schedule delivered by the Company to Buyer on the date hereof.

“Dissenting Shares” has the meaning set forth in Section 1.6(f) above.

“Earn-Out Objections Statement” has the meaning specified in Section 1.11 above.

“Earn-Out Payment” means each of the First Earn-Out Payment, Second Earn-Out Payment and Third Earn-Out Payment.

“Earn-Out Report” has the meaning specified in Section 1.11 above.

“Effective Time” has the meaning set forth in Section 1.2 above.

“EHR” means electronic health records.

“Employee” means any current or former employee, officer, consultant, independent contractor, director or other natural person service provider of the Company or its Subsidiaries or any ERISA Affiliate of the Company or its Subsidiaries.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan or deferred compensation or retirement plan, fund, program, or arrangement, (b) Employee Welfare Benefit Plan, (c) “employee benefit plan” (as such term is defined in ERISA §3(3)), (d) equity-based plan, program, or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, phantom stock, or restricted stock plan) or (e) other retirement, severance, bonus, profit-sharing, incentive, health, medical, surgical, hospital, indemnity, welfare, sickness, accident, disability, death, apprenticeship, training, day care, scholarship, tuition reimbursement, education, adoption assistance, prepaid legal services, termination, unemployment, vacation or other paid time off, change in control, or other similar plan, fund, program, or arrangement, whether written or unwritten, that is sponsored, maintained, or contributed to, or required to be maintained or contributed to, by the Company or any ERISA Affiliate for the benefit of any present or former officers, employees, agents, directors, consultants, or independent contractors of the Company or an ERISA Affiliate.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Estimated Cash Payment” has the meaning set forth in Section 1.7 above.

“Exclusivity Period” has the meaning set forth in Section 4.9(b) above.

“Fiduciary” has the meaning set forth in ERISA §3(21).

“Final Cash Payment” has the meaning set forth in Section 1.9(c) above.

“Financial Statements” has the meaning set forth in Section 3.7(a) above.

“First Earn-Out Payment” has the meaning set forth in Section 1.10(a)(i) above.

“First Year” means the period starting on the Closing Date and ending on July 1, 2019.

“First Year Revenue Target” has the meaning set forth in Section 1.10(a)(i) above.

“FMH” means Allscripts’ Follow My Health patient engagement platform.

“Founder” has the meaning set forth in Section 4.15 above.

“Fraud”, “fraudulent” or any derivative thereof means a claim for common law fraud with an intent to deceive based on a representation or warranty contained in this Agreement; provided that, at the time such representation or warranty was made, (a) the representation or warranty was inaccurate, (b) the Person making such representation or warranty had knowledge of the inaccuracy of such representation or warranty made or made the representations and warranties with reckless indifference to the truth, and (c) the other party acted or refrained from acting in reliance on such inaccurate representation or warranty and suffered any Adverse Consequence as a result of such inaccuracy.

“Fully-Diluted Pro Rata Percentage” means, with respect to each Participating Equityholder, a percentage determined by dividing (a) the number of shares held by or that would be held following exercise of an In the Money Option or In the Money Warrant by such Participating Equityholder by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time (including the shares of Common Stock subject to In the Money Options and In the Money Warrants prior to the Effective Time), as set forth on Schedule 1.1.

“GAAP” means generally accepted accounting principles in effect from time to time in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants.

“Governmental Body” means any foreign or domestic federal, state or local government, quasi-governmental body or political or economic unit or any department, agency, subdivision, council, supervisory authority, commission, court or other tribunal of any of the foregoing.

“Government Consents” means any consents required to be obtained from any Governmental Body in order to consummate the transactions contemplated by this Agreement, including, but not limited to the expiration or termination of any applicable waiting period under the HSR Act or approval or clearance under any other Antitrust Law.

“HIPAA” means the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the regulations issued respectively thereto, and any guidance issued by HHS interpreting the foregoing with respect to privacy, information security and data breach notification obligations related to Protected Health Information.

“HHS” means the U.S. Department of Health and Human Services.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof (including the roof, foundation and structural elements), included in the Leased Real Property.

“In the Money Option Cancellation Agreement” has the meaning set forth in Section 1.6(d)(i) above.

“In the Money Option” has the meaning set forth in Section 1.6(d)(i) above.

“In the Money Warrants” has the meaning set forth in Section 1.6(c) above.

“Indemnified Party” has the meaning set forth in Section 8.6(a) above.

“Indemnifying Party” has the meaning set forth in Section 8.6(a) above.

“Intellectual Property” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including all rights and interests pertaining to or deriving from: (a) inventions, invention disclosures, discoveries and improvements (whether or not patentable), issued patents and patent applications, and counterparts claiming priority therefrom, and all related continuations, continuations-in-part, divisionals, reissues, re‑examinations, substitutions, and extensions thereof (together, “Patents”); (b) trademarks, service marks, logos,  slogans, trade dress, trade names (including social media  corporate identifiers), corporate names, domain names, other source or business identifiers (and all translations, adaptations, derivations and combinations of the foregoing), together with all of the goodwill of the business associated with each of the foregoing (together, “Trademarks”); (c) works of authorship and other copyrightable subject matter (including, but not limited to, advertising and promotional materials, software source code, compilations of data, and website content), whether registered or unregistered, and whether or not published (and all translations, derivative works, adaptations, compilations, and combinations of the foregoing) (together, “Copyrights”); (d) trade secrets, know-how, confidential information, inventions and discoveries, ideas, processes, proprietary information, customer lists, technical information, drawings and blueprints, information that derives economic value from not being generally known, and any other information that would constitute a trade secret as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law (together, “Proprietary Information”); (e) computer software (whether in source code, object code, html code, executable code, or other forms), algorithms, compilations and data, software systems (including purchased and in-house developed software), other information technology, and all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments, training materials and annotations thereto (together, “Software”); and (f) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including, without limitation, rights to recover for past, present and future violations thereof.

“Intellectual Property Licenses” means any Contract pursuant to which the Company or any Subsidiary uses Intellectual Property which is not owned by the Company or one of its Subsidiaries or pursuant to which the Company or any Subsidiary grants any other Person the right to use any Intellectual Property owned by the Company or any Subsidiary.

“Joinder” has the meaning set forth in Section 4.1(a) above.

“Knowledge” means (a) in the case of an individual, the actual knowledge of such individual, (b) in the case of the Company, the actual knowledge of the persons set forth on Schedule 11.2(a), and (c) in the case of Buyer, the actual knowledge of the persons set forth on Schedule 11.2(b).

“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, directive, consent agreement, Order, common law, constitution or treaty of any Governmental Body.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all written or oral leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property.

“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, liability, interest, charge, preference, priority, proxy, transfer restriction (other than restrictions under the Securities Act and state securities laws), encroachment, Tax lien, order, community property interest, equitable interest, option, warrant, right of first refusal, easement, profit, license, servitude, right of way, covenant or zoning restriction.

“Material Adverse Effect” or “Material Adverse Change” means any event, change, development, or effect that, individually or in the aggregate, has, or could reasonably be expected to have, a materially adverse effect on (a) the business, operations, assets (including intangible assets), liabilities, prospects, operating results, value, employee, customer or supplier relations, or financial condition of the Company or any of its Subsidiaries or (b) the ability of the Company or Stockholders to consummate timely the transactions contemplated by this Agreement, other than, in each case, any event, change, development, or effect that results from or is related to: (i) any change in the financial, banking, currency or capital markets in the United States or any general shutdown of the United States government; (ii) any change affecting the industry in which the Company operates generally; (iii) changes in Law, GAAP or other applicable accounting standards or the interpretations thereof; (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence or threatened occurrence of any military or terrorist attack; (v) any actions taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented in writing, or taking of any action required by this Agreement and the Ancillary Agreements; (vi) the announcement of this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the Business, which as a result of the foregoing directly causes the resignation or termination of any employee or loss of any customer; in the case of clauses (i), (ii), (iii) and (iv), other than to the extent such changes, events, developments or effects disproportionately impact the Company in a negative manner relative to the other companies in the industry in which the Company operates.

“Material Contracts” means, collectively, the Contracts required to be listed in Section 3.14(a) of the Disclosure Schedule, the Leases, the Intellectual Property Licenses and the Company Insurance Agreements.

“Merger” has the meaning set forth in the preliminary statements above.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 3.7(a) above.

“Most Recent Fiscal Month End” has the meaning set forth in Section 3.7(a) above.

“Most Recent Fiscal Year End” has the meaning set forth in Section 3.7(a) above.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“Net Warrant Merger Consideration” means, with respect to a share of Common Stock subject to a Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time, the amount equal to (a) the Per Share Common Merger Consideration, minus (b) the respective Exercise Price per share of Common Stock subject to such Warrant determined immediately prior to the Effective Time.

“Objections Statement” has the meaning set forth in Section 1.9(b) above.

“Off-Balance Sheet Financing” means (a) any liability of the Company or its Subsidiaries under any sale and leaseback transactions which does not create a liability on the consolidated balance sheet of the Company and (b) any liability of the Company or any of its Subsidiaries under any synthetic lease, Tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product where the transaction is considered indebtedness for borrowed money for federal income Tax purposes but is classified as an operating lease in accordance with GAAP for financial reporting purposes.

“Open Source Materials” means any software or other material distributed as “free software,” “open source software” or under “copyleft” or other similar licensing or distribution terms or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Option Cancellation Agreement” means an In the Money Option Cancellation Agreement or an Out of the Money Option Cancellation Agreement as described in Section 1.6(d) above.

“Option Shares” has the meaning set forth in Section 1.6(d)(i) above.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means (a) any certificate or articles of incorporation, bylaws, certificate or articles of formation, operating agreement or partnership agreement, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Out of the Money Option” has the meaning set forth in Section 1.6(d)(ii) above.

“Out of the Money Option Cancellation Agreement” has the meaning set forth in Section 1.6(d)(ii) above.

“Outside Date” has the meaning set forth in Section 10.1(b) above.

“Participating Equityholders” means, collectively, the holders of Common Stock, In the Money Warrants and In the Money Options, as set forth on Schedule 1.1.

“Party” has the meaning set forth in the preface above.

“Paying Agent” means Delaware Trust Company or such other Person as the Representative may appoint as paying agent from time to time.

“PCI-DSS” has the meaning set forth in the definition of Privacy Laws below.

“Permit” means any license, import license, export license, franchise, Consent, permit, certificate, certificate of occupancy or Order issued by any Person.

“Permitted Lien” means any (a) liens for Taxes not yet due or payable or for Taxes that the Company or its Subsidiaries are contesting in good faith through appropriate proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the Most Recent Balance Sheet, (b) liens of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) restrictions, easements, covenants, reservations, rights of way or other similar matters of title to the Leased Real Property of record, and (d) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body, all of which do not materially interfere with the conduct of the business of the Company or its Subsidiaries (e) any Intellectual Property Licenses entered into by the Company or its Subsidiaries with customers of the Business in the Ordinary Course of Business, and (f) such non-monetary liens as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties.

“Per Share Common Merger Consideration” means with respect to each share of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to an In the Money Warrant or In the Money Option, (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options), the amount equal to (a) the sum of (i) the Cash Payment, plus (ii) the aggregate amount of the exercise price of all In the Money Warrants (excluding the exercise price of the Warrant set forth on Schedule 1.8(d)) and In the Money Options, divided by (b) the number of shares of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to an In the Money Warrant or In the Money Options (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options) as set forth on Schedule 1.1.

“Per Share Earn-Out Payment” means with respect to each share of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to an In the Money Warrant or In the Money Option (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options), the amount equal to (a) the sum of (i) the Earn-Out Payments, if any, divided by (b) the number of shares of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to the In the Money Warrants or In the Money Options (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options) as set forth on Schedule 1.1.

“Per Share Special Holdback” means with respect to each share of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to an In the Money Option on an In the Money Warrant (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options), the amount equal to (a) the Special Holdback (or any portion thereof) divided by (b) the number of shares of Common Stock outstanding immediately prior to the Effective Time and each share of Common Stock issuable pursuant to the In the Money Warrants and In the Money Options (excluding any shares of Common Stock subject to Out of the Money Warrants and Out of the Money Options) as set forth on Schedule 1.1.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” means any information in any form or format that identifies or could reasonably be used to identify an individual and is the subject of Privacy Laws, including, without limitation, Protected Health Information; “Personal Information”, “Sensitive Personal Information”, and “Personally Identifiable Information”, as such terms are defined under state breach notification laws and Privacy Laws.

“Pre-Closing Taxes” has the meaning set forth in Section 9.3 above.

“Pre-Closing Tax Period” means all Tax periods, or portions thereof, ending on or prior to the Closing Date.

“Pre-Paid Amount” has the meaning set forth in Section 1.10(a)(i).

“Privacy Laws” means: (x) Laws that apply to the creation, receipt, maintenance, transmission, processing, use, disclosure, transfer, privacy, security, confidentiality, or breach  of Personal Information, to the extent applicable to the business of the Company and its Subsidiaries, including, without limitation: (i) the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq.; (ii) HIPAA; (iii) the Public Health Service Act, 42 U.S.C. §§ 290dd-3, 290dee-3, including 42 C.F.R. Part 2; (iv) provisions governing the “meaningful use” of electronic health records under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education

Reconciliation Act of 2010, including 42 C.F.R. Part 495; (v) the Payment Card Industry Data Security Standard (“PCI-DSS”) and all rules and operating regulations of the credit card associations (such as Visa, MasterCard, American Express or Discover Network); (vi) the Federal Trade Commission Act, 15 U.S.C. § 41, et seq.; (vii) the federal Telephone Consumer Protection Act; (viii) non-U.S. Laws governing data protection; and each of (i) through (viii) as amended from time to time; (y) all implementing regulations, regulatory guidance and requirements and contractual requirements relating to privacy and data security pursuant to all such Laws, each as amended from time to time, and (z) all other similar federal, state and local Laws, each as amended from time to time, for any of the foregoing.

“Privacy Obligations” has the meaning set forth in Section 3.13(a) above.

“Privacy Policies” has the meaning set forth in Section 3.13(a) above.

“Proceeding” means any action, audit, lawsuit, litigation, investigation or arbitration (in each case, whether civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.

“Process” means, with respect to Personal Information, to create, receive, maintain, transmit, process, collect, use, disclose, or transfer such Personal Information.

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Pro Rata Percentage” means, with respect to each Stockholder, a percentage determined by dividing (a) the number of shares of Common Stock held by such Stockholder, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, as set forth on Schedule 1.1.

“Protected Communications” means, at any time, any and all communications in whatever form, whether written, oral, video, electronic or otherwise, that shall have occurred between or among any of the Company, its Subsidiaries, the Participating Equityholders, the Representative, or any of their respective Affiliates, equityholders, directors, officers, employees, agents, advisors, on the one hand, and attorneys (including Locke Lord LLP), on the other hand, to the extent (and only to the extent) exclusively relating to this Agreement or the other Ancillary Agreements to which the Company is a party, to the negotiations leading to this Agreement and such other Ancillary Agreement and the transactions contemplated hereby and thereby which, immediately prior to the Closing, was attorney-client privileged communications between such party, on the one hand, and its attorneys (including Locke Lord LLP), on the other hand.

“Protected Health Information” has the meaning set forth in 45 C.F.R. § 160.103

“Receivables” has the meaning set forth in Section 3.7(c) above.

“Recurring Revenue” consists of total revenue from subscription fees, maintenance fees and messaging fees, generated from the Company’s products, as calculated in accordance with Allscripts’ revenue recognition policy in effect from time to time. For the avoidance of doubt, (i) Recurring Revenue shall only include revenue recognized in the First Year, Second Year or Third Year, as applicable, and not the revenue run-rate over a period of time, and (ii) for the purposes of this definition, references to the Company shall be deemed to include both the Company and its Subsidiaries.

“Released Claims” has the meaning set forth in Section 4.16 above.

“Released Parties” has the meaning set forth in Section 4.16 above.

“Releasors” has the meaning set forth in Section 4.16 above.

“Representative” has the meaning set forth in the preface above.

“Restricted Period” means a period of four (4) years following the Closing.

“Restricted Person” has the meaning set forth in Section 4.12 above and as set forth on Schedule 4.12.

“Second Earn-out Payment” has the meaning set forth in Section 1.10(a)(i) above.

“Second Year” means the period starting on July 2, 2019 and ending on July 1, 2020.

“Second Year Revenue Target” has the meaning set forth in Section 1.10(a)(ii) above.

“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Significant Business Partner” means any of the Company’s (i) top ten (10) vendors, service providers or suppliers, based on amounts paid by the Company in the twelve (12) months preceding the Most Recent Balance Sheet Date; or (ii) top ten (10) customers or clients of the Company and its Subsidiaries, based on revenue recognized in the twelve (12) months preceding the Most Recent Balance Sheet Date.

“Special Holdback” means $6,000,000, to be paid in accordance with Section 1.8(d).

“Special Holdback Conditions” has the meaning set forth in Section 1.8(d).

“Stockholder” or “Stockholders” has the meaning set forth in the preface above.

“Stockholder Indemnitees” has the meaning set forth in Section 8.2 above.

“Straddle Period” means all Tax periods that begin on or before and end after the Closing Date.

“Straddle Period Returns” has the meaning set forth in Section 9.3 above.

“Straddle Statement” has the meaning set forth in Section 9.3 above.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any manager, management board, managing director or general partner of such business entity (other than a corporation).  The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 1.1 above.

“Systems” has the meaning set forth in Section 3.20 above.

“Tax” or “Taxes” means any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, abandoned property or escheat, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise)or other similar tax, together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Refund” has the meaning set forth in Section 9.6 above.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Earn-Out Payment” has the meaning set forth in Section 1.10(a)(ii) above.

“Third Party Claim” has the meaning set forth in Section 8.6(a) above.

“Third-Party IP Rights” means any Intellectual Property owned by a third party.

“Third Year” means the period starting on July 2, 2020 and ending on July 1, 2021.

“Third Year Revenue Target” has the meaning set forth in Section 1.10(a)(i).

“Threshold” has the meaning set forth in Section 8.4(a) above.

“Transaction Expenses” means any and all (a) legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by the Company or its Subsidiaries in connection with this Agreement or in investigating, pursuing or completing the transactions contemplated hereby (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers), (b) payments, bonuses or severance which become due or are otherwise required to be made as a result of or in connection with the Closing or as a result of any change of control or other similar provisions, including the Bonus Consideration, (c) the cost of the D&O Tail Policy, and (d) payroll, employment or other Taxes, if any, required to be paid by Buyer (on behalf of the Company or its Subsidiaries), the Company or its Subsidiaries with respect to the amounts payable pursuant to this Agreement, the amounts described in clause (a) and (b), or the forgiveness of any loans or other obligations owed by Stockholders or employees in connection with the transactions contemplated by this Agreement.

“Transaction Expenses Amount” means an amount equal to all Transaction Expenses that have not been paid prior to the Closing Date, whether or not the Company has been billed for such expenses.

“Transaction Tax Deductions” shall mean the income Tax deductions or credits with respect to any Transaction Expenses.

“Warrants” means all of the warrants to purchase capital stock of the Company, all of which are set forth on Schedule 1.1, and which schedule sets for the number of shares of Common Stock subject to each Warrant and the exercise price per share of Common Stock subject to such Warrant.

“Working Capital” means an amount equal to (a) the amount of the current assets (excluding Cash and income Tax assets) of the Company and its Subsidiaries, minus (b) the amount of the current liabilities (excluding Debt and income Tax liabilities) of the Company and its Subsidiaries, in each case determined on a consolidated basis.  For purposes of clarity, Transaction Expenses shall not be accrued as a liability but shall be paid by Participating Equityholders, and the Working Capital shall be otherwise calculated as if the transactions contemplated by this Agreement had not occurred.  An example of the Working Capital calculation as of February 28, 2018 is attached hereto as Exhibit E.

“Working Capital Deficit” means the amount by which the Working Capital as of the Closing Date is less than $2,404,800.

“Working Capital Surplus” means the amount by which the Working Capital as of the Closing Date is greater than $2,404,800.

Article 12

MISCELLANEOUS

12.1Press Releases and Public Announcements.  Neither the Representative nor any Stockholder shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer; provided, however, that Buyer may make any public disclosure, without obtaining any prior consent, concerning this

Agreement and the transactions contemplated thereby that it believes in good faith is required by securities Laws or listing standards applicable to Buyer.

12.2No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

12.3Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

12.4Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Buyer and the Representative; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder), (b) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to Buyer, the Company or any of their respective Subsidiaries or Affiliates or (c) assign its rights under this Agreement to any Person that acquires the Company or any of its assets.

12.5Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

12.6Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.7Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given: (a) when delivered personally by hand (with written confirmation of receipt), (b) the day when transmitted via electronic mail to the address set out below if the recipient confirms receipt (or, the first Business Day following such receipt if the day is not a Business Day); or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Stockholders or the Representative or, prior to the Closing, to the Company:	Raj Toleti 6043 Greatwater Dr. Windermere, FL 34786 Email: Raj_toleti@hotmail.com

Copy to:	Locke Lord LLP 777 South Flagler Drive, Suite 215-E West Palm Beach, FL 33401 USA Attn: John G. Igoe Email: john.igoe@lockelord.com
If to Buyer or Merger Sub or, following the Closing, to the Company:	Allscripts Healthcare, LLC c/o Allscripts Healthcare Solutions, Inc. 222 Merchandise Mart Plaza, Suite 204 Chicago, IL 60654 Attention: General Counsel Email: brian.farley@allscripts.com
Copy to:	McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60606 Attn: John Tamisiea Email: jtamisiea@mwe.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

12.8Governing Law.  This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in contract, tort, equity or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

12.9Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and the Representative.  No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.10Injunctive Relief.  Stockholders and the Representative hereby agree that, in the event of breach of this Agreement, damages would be difficult, if not impossible, to ascertain, that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that the character, periods and geographical area and the scope of the restrictions on the Restricted Persons’ activities in Sections 4.12 and 4.13 are fair and reasonably required for the protection of Buyer and its Affiliates.  It is accordingly agreed that, in addition to and without limiting any other remedy or right it may have, Buyer shall be entitled to an injunction or other equitable relief in any court of competent jurisdiction, without any necessity of proving damages or any requirement for the posting of a bond or other security, enjoining any such breach (including a breach of Sections

4.12 and 4.13), and enforcing specifically the terms and provisions.  Stockholders and the Representative hereby waive any and all defenses he, she or it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief.

12.11Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

12.12Expenses.  Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, that all Transaction Expenses incurred by the Company and its Subsidiaries in connection with this Agreement shall be paid by Participating Equityholders.

12.13Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean including without limitation.

12.14Incorporation of Exhibits and Disclosure Schedule.  The Exhibits, Disclosure Schedule and other Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

12.15Confidentiality.  Buyer, the Representative and each Stockholder shall treat and hold as confidential all of the terms and conditions of the transactions contemplated by this Agreement and the other Ancillary Agreements, including, without limitation, the Aggregate Merger Consideration and each of its components; provided, however, that the Representative or any Stockholder may disclose such information to its legal counsel, accountants, financial planners and/or other advisors on an as-needed basis so long as any such Person is bound by a confidentiality obligation with respect thereto.  Notwithstanding the foregoing, Buyer and its Affiliates may make any public disclosure, including discussions on earnings calls and with analysts and stockholders, regarding the terms and conditions of this Agreement and any Ancillary Agreements and the transactions contemplated hereby and thereby that it determines in good faith is necessary or is required by securities Laws or listing standards applicable to Buyer and its Affiliates.

12.16Representative.

(a)Each Stockholder hereby appoints (and each holder of In the Money Options shall appoint in his or her respective Option Cancellation Agreement) the Representative for and on behalf of Stockholders to give and receive notices and communications in connection with this Agreement and the transactions contemplated hereby, to authorize and agree to adjustments to the Cash Payment and Earn-Out Payments under Article 1, to modify the Business Plan and other applicable provisions of this

Agreement, to take all actions on behalf of Stockholders pursuant to this Agreement, and to take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing.  More specifically, the Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement to which it is a party or to the termination hereof or thereof) required or permitted hereunder on behalf of each such Stockholder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each such Stockholder, and any notice, communication, document, certificate or information required (other than any notice required by Law or under the Company’s Organizational Documents) to be given to any Stockholder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to the Representative.  Without limiting the generality of the foregoing, the Representative shall be authorized, in connection with the Closing, to execute all certificates, documents and agreements on behalf of and in the name of Stockholders necessary to effectuate the Closing and related transactions.  The Representative shall be authorized to take all actions on behalf of the Stockholders in connection with any claims made under Articles 8 or 9 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of Stockholders.  The Stockholders may remove or replace the Representative by a vote of holders that owned a majority of the Common Stock immediately prior to Closing.  If the Representative shall be removed, resign or otherwise be unable to fulfill its responsibilities hereunder, the Stockholders shall appoint a successor to the Representative, and shall immediately thereafter notify Buyer of the identity of such successor.  Any such successor shall succeed the former Representative as the Representative hereunder.  No bond will be required of the Representative, and the Representative will receive no compensation for its services.  Notices or communications to or from the Representative will constitute notice to or from each of Stockholders.  Notwithstanding anything to the contrary herein, in the event of a claim hereunder against a single Participating Equityholder, and not any other Participating Equityholders, such affected Participating Equityholder shall be entitled to control the defense of such claim.

(b)The Representative will not be liable for any act done or omitted hereunder as the Representative, except in the case of its bad faith or willful misconduct.  The Representative may consult with legal counsel, independent public accountants and other experts selected by it and as between the Representative and the Participating Equityholders, shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts.  Stockholders will severally indemnify the Representative and hold the Representative harmless against any Adverse Consequences incurred on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder.  Buyer agrees that except as may be provided in Article 8 if the Representative is also a Participating Equityholder, it will not look to the Representative or the underlying assets of the Representative for the satisfaction of any obligations of the Company or any of the Participating Equityholders

(c)A decision, act, consent or instruction of the Representative will constitute a decision of all Stockholders and will be final, binding and conclusive upon each such

Stockholder, and Buyer may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of each such Stockholder.  Buyer Indemnitees are hereby relieved from any Adverse Consequences to any Person for any acts done by such Buyer Indemnitees in accordance with such decision, act, consent or instruction of the Representative.

12.17Waiver of Jury Trial.  EACH OF THE PARTIES WAIVES THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE.  THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY.  WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF.  THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

12.18Exclusive Venue.  THE PARTIES AGREE THAT ALL DISPUTES, LEGAL ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT MUST BE BROUGHT EXCLUSIVELY IN A FEDERAL DISTRICT COURT LOCATED IN THE DISTRICT OF DELAWARE OR THE DELAWARE CHANCERY COURT IN NEW CASTLE COUNTY, DELAWARE (COLLECTIVELY THE “DESIGNATED COURTS”).  EACH PARTY HEREBY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE DESIGNATED COURTS. NO LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN ANY OTHER FORUM.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL CLAIMS OF IMMUNITY FROM JURISDICTION AND ANY OBJECTION WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING IN ANY DESIGNATED COURT, INCLUDING ANY RIGHT TO OBJECT ON THE BASIS THAT ANY DISPUTE, ACTION, SUIT OR PROCEEDING BROUGHT IN THE DESIGNATED COURTS HAS BEEN BROUGHT IN AN IMPROPER OR INCONVENIENT FORUM OR VENUE.  EACH OF THE PARTIES ALSO AGREES THAT DELIVERY OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT TO A PARTY HEREOF IN COMPLIANCE WITH SECTION 12.7 OF THIS AGREEMENT SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING IN A DESIGNATED COURT WITH RESPECT TO ANY MATTERS TO WHICH THE PARTIES HAVE SUBMITTED TO JURISDICTION AS SET FORTH ABOVE.

12.19Retention of Counsel.  In any dispute or proceeding arising under or in connection with this Agreement following the Closing, the Representative and the Participating Equityholders shall have the right, at their respective elections, to retain Locke Lord LLP to represent them in such matter, and Buyer and Merger Sub, for itself and, after the Closing, for the Surviving

Corporation, and for their respective successors and assigns, hereby irrevocably waive and consent to any such representation in any such matter.

12.20Protected Communications.  The parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of the Company and its Subsidiaries in and to all Protected Communications shall thereupon transfer to and be vested solely in the Representative solely for the benefit of the Stockholders, and (b) any attorney-client privileges and work product protections with respect to any Protected Communications that would have been exercisable by any of the Company or its Subsidiaries shall thereupon be vested exclusively in the Representative solely for the benefit of the Stockholders and shall be exercised or waived solely as directed by the Representative relating to or in connection with this Agreement, the negotiations leading to this Agreement, or any of the transactions contemplated herein.  All rights, files, and information that are not Protected Communications, including matters that relate to the operation of the Company and its Subsidiaries and the liabilities of the Company and its Subsidiaries shall belong to the Surviving Corporation.  Neither the Company, its Subsidiaries, Buyer, Merger Sub or any Person acting on any of their behalf shall, without the prior written consent of the Representative, assert or waive or attempt to assert or waive any attorney-client privilege or work product protection with respect to, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in connection with any dispute or Proceeding with the Representative or the Participating Equityholders relating to or in connection with, this Agreement, the negotiations leading to this Agreement, or any of the transactions contemplated herein; provided, however, the foregoing shall neither prohibit Buyer from seeking proper discovery of such documents nor the Representative from asserting that such documents are not discoverable to the extent that applicable attorney-client privileges and work product protections have attached thereto.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Merger Sub, the Surviving Corporation or its Subsidiaries, on the one hand, and a Person other than the Representative, a Participating Equityholder or one of their Affiliates, on the other hand, after the Closing, Buyer, Merger Sub, the Company and any of its Subsidiaries, as applicable, may assert the attorney-client privilege to prevent disclosure of Protected Communications to such third party.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER: ALLSCRIPTS HEALTHCARE, LLC By:/s/ Richard Elmore Name: Richard Elmore Title: Senior Vice President
MERGER SUB: FOLLOWMYHEALTH MERGER SUB, INC. By:/s/ Richard Elmore Name: Richard Elmore Title: Senior Vice President
COMPANY: HEALTH GRID HOLDING COMPANY By:/s/ Raj Toleti Name: Raj Toleti Title: Chief Executive Officer
REPRESENTATIVE: /s/ Raj Toleti Raj Toleti